KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

This management's discussion and analysis ("MD&A"), prepared as of July 28, 2021, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2021 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2020 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2021, as well as our outlook.
This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 37 – 38 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.
Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS
Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Consolidated Financial and Operating Highlights
	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2021	2020	Change	% Change(e)		2021	2020	Change	% Change(e)
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	541,954	575,846	(33,892)	(6%	)	1,105,120	1,147,620	(42,500)	(4%	)
Sold(c)	551,871	588,485	(36,614)	(6%	)	1,104,069	1,145,161	(41,092)	(4%	)

Attributable gold equivalent ounces(a)
Produced(c)	538,091	571,978	(33,887)	(6%	)	1,096,868	1,139,305	(42,437)	(4%	)
Sold(c)	547,819	584,477	(36,658)	(6%	)	1,095,903	1,137,219	(41,316)	(4%	)

Financial Highlights
Metal sales	$1,000.9	$1,007.2	$(6.3)	(1%	)	$1,987.4	$1,887.0	$100.4	5%
Production cost of sales	$460.0	$428.5	$31.5	7%		$879.9	$849.8	$30.1	4%
Depreciation, depletion and amortization	$225.8	$210.4	$15.4	7%		$432.8	$403.5	$29.3	7%
Reversal of impairment charge	$-	$48.3	$(48.3)	nm		$-	$48.3	$(48.3)	nm
Operating earnings	$193.9	$321.1	$(127.2)	(40%	)	$436.2	$513.7	$(77.5)	(15%	)
Net earnings attributable to common shareholders	$119.3	$195.7	$(76.4)	(39%	)	$268.8	$318.4	$(49.6)	(16%	)
Basic earnings per share attributable to common shareholders	$0.09	$0.16	$(0.07)	(44%	)	$0.21	$0.25	$(0.04)	(16%	)
Diluted earnings per share attributable to common shareholders	$0.09	$0.15	$(0.06)	(40%	)	$0.21	$0.25	$(0.04)	(16%	)
Adjusted net earnings attributable to common shareholders(b)	$156.5	$194.0	$(37.5)	(19%	)	$349.3	$321.4	$27.9	9%
Adjusted net earnings per share(b)	$0.12	$0.15	$(0.03)	(20%	)	$0.28	$0.26	$0.02	8%
Net cash flow provided from operating activities	$388.2	$432.8	$(44.6)	(10%	)	$668.0	$732.4	$(64.4)	(9%	)
Adjusted operating cash flow(b)	$363.8	$416.9	$(53.1)	(13%	)	$763.4	$835.5	$(72.1)	(9%	)
Capital expenditures(d)	$205.4	$214.3	$(8.9)	(4%	)	$409.6	$405.7	$3.9	1%
Free cash flow(b)	$182.8	$218.5	$(35.7)	(16%	)	$258.4	$326.7	$(68.3)	(21%	)
Average realized gold price per ounce(b)	$1,814	$1,712	$102	6%		$1,800	$1,648	$152	9%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$834	$728	$106	15%		$797	$742	$55	7%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$830	$725	$105	14%		$793	$739	$54	7%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$802	$707	$95	13%		$765	$722	$43	6%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,048	$971	$77	8%		$1,001	$976	$25	3%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,069	$984	$85	9%		$1,022	$988	$34	3%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,364	$1,208	$156	13%		$1,321	$1,226	$95	8%
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,376	$1,217	$159	13%		$1,334	$1,233	$101	8%
(a)	“Total” includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2021 was 68.05:1 (second quarter of 2020 - 104.49:1). The ratio for the first six months of 2021 was 68.19:1 (first six months of 2020 - 98.85:1).

(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.
(e)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Consolidated Financial Performance
Second quarter 2021 vs. Second quarter 2020
Kinross’ attributable production decreased by 6% compared to the second quarter of 2020, primarily due to lower production at Tasiast due to the mill fire on June 15, 2021, with lower mill grades prior to the incident also contributing to the reduction, at Bald Mountain due to the timing of ounces recovered from the heap leach pads, and at Kupol due to lower grades. These decreases were partially offset by higher production at Paracatu due to the timing of ounces processed through the mill and higher recoveries and at Fort Knox due to an increase in ounces recovered from the heap leach pads.

Metal sales were comparable to the second quarter of 2020 due to an increase in average realized gold price, offset by a decrease in gold equivalent ounces sold. The average realized gold price increased to $1,814 per ounce in the second quarter of 2021 from $1,712 per ounce in the same period in 2020. Total gold equivalent ounces sold decreased to 551,871 ounces in the second quarter of 2021 compared to 588,485 ounces in the second quarter of 2020, primarily due to the decrease in production as described above.

Production cost of sales in the second quarter of 2021 increased by 7% compared to the second quarter of 2020, due to increases in gold equivalent ounces sold, higher operating waste mined and cost pressures at Paracatu, higher operating wasted mined and increases in production taxes and gold equivalent ounces sold at Round Mountain, and increases in contractor and energy costs at Chirano. These increases were partially offset by a decrease in gold equivalent ounces sold at Kupol, and decreases in gold equivalent ounces sold, operating waste mined and fuel costs at Tasiast.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 14% and 13%, respectively, in the second quarter of 2021 compared to the same period in 2020, primarily due to the increase in production cost of sales and the decrease in ounces sold, as described above.
In the second quarter of 2021, depreciation, depletion and amortization increased by 7% compared to the same period in 2020, mainly due to increases in depreciable asset bases at Bald Mountain, Round Mountain and Chirano. These increases were partially offset by a decrease at Kupol due to the completion of mining activities at Dvoinoye and the decrease in gold equivalent ounces sold.

At June 30, 2020, the Company recorded an impairment reversal of $48.3 million entirely related to property, plant and equipment at Lobo-Marte, due to the increase in mineral reserves at Lobo-Marte. No impairment charges or reversals were recorded in the second quarter of 2021.

Operating earnings decreased to $193.9 million in the second quarter of 2021 from $321.1 million in the same period in 2020. This decrease was primarily due to a decrease in margins (metal sales less production cost of sales), the impairment reversal recorded in the second quarter of 2020 and higher depreciation costs in 2021, as described above.

In the second quarter of 2021, the Company recorded a tax expense of $42.3 million, compared to $102.5 million in the second quarter of 2020. The $42.3 million tax expense recognized in the second quarter of 2021 included $14.8 million of deferred tax recovery, compared to a deferred tax expense of $27.6 million in the second quarter of 2020, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Russia. In the second quarter of 2020 the Company recorded a net tax benefit of $5.0 million related to the U.S. CARES Act. In addition, income tax expense decreased in the second quarter of 2021 compared to the second quarter of 2020, due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2021 and 2020 was 26.5%.

Net earnings attributable to common shareholders in the second quarter of 2021 were $119.3 million, or $0.09 per share, compared to $195.7 million, or $0.16 per share, in the same period in 2020. The decrease was primarily a result of the decrease in operating earnings as described above, partially offset by the decrease in income tax expense in the second quarter of 2021.

Adjusted net earnings attributable to common shareholders in the second quarter of 2021 were $156.5 million, or $0.12 per share, compared to adjusted net earnings attributable to common shareholders of $194.0 million, or $0.15 per share, for the same period in 2020. The decrease in adjusted net earnings was primarily due to the decrease in ounces sold and expected higher operating waste mined.

Net cash flow provided from operating activities decreased to $388.2 million in the second quarter of 2021 from $432.8 million in the second quarter of 2020, primarily due to the decrease in operating earnings, partially offset by lower taxes paid.
In the second quarter of 2021, adjusted operating cash flow decreased to $363.8 million from $416.9 million in the same period of 2020, primarily due to the decrease in margins.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Capital expenditures decreased to $205.4 million compared to $214.3 million in the second quarter of 2020, primarily due to reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox and due to additional mining equipment purchased at Paracatu in the second quarter of 2020. These reductions were partially offset by an increase in capital stripping at Tasiast and by increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility study at Udinsk.

Free cash flow decreased to $182.8 million in the second quarter of 2021, compared with $218.5 million in the same period of 2020, due to the decrease in net cash flow provided from operating activities, as described above.
In the second quarter of 2021, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 9% and 8%, respectively, compared to the same period in 2020, primarily due to the decrease in ounces sold. In the second quarter of 2021, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis both increased by 13% compared to the same period in 2020, due to the increase in non-sustaining exploration and capital expenditures, and decrease in ounces sold.

First six months of 2021 vs. First six months of 2020
Kinross’ attributable production in the first six months of 2021 decreased by 4% compared to the same period in 2020. Lower production at Tasiast due to the mill fire on June 15, 2021, with lower mill grades prior to the incident also contributing to the reduction and at Round Mountain due to lower mill grade and the timing of ounces recovered from the heap leach pads was partially offset by higher production at Paracatu due to higher mill throughput and recoveries, and an increase in ounces recovered from the heap leach pads at Fort Knox.
Metal sales increased by 5% in the first six months of 2021, compared to the same period in 2020, due to an increase in the average realized gold price, partially offset by fewer gold equivalent ounces sold. The average realized gold price increased to $1,800 per ounce in the first six months of 2021 from $1,648 per ounce in the same period in 2020. Total gold equivalent ounces sold in the first six months of 2021 decreased to 1,104,069 ounces from 1,145,161 ounces in the same period in 2020, primarily due to the decrease in production as described above.
Production cost of sales increased by 4% in the first six months of 2021, compared to the same period in 2020, primarily due to increases in gold equivalent ounces sold, higher operating waste mined and cost pressures at Paracatu, and as a result of higher operating waste mined, and increases in royalties and production taxes at Round Mountain. These increases were partially offset by decreases in production cost of sales at Kupol due to a decrease in gold equivalent ounces sold, and at Fort Knox as a result of the higher proportion of lower cost ounces produced from its Barnes Creek heap leach pad.
Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 7% and 6%, respectively, in the first six months of 2021, compared to the same period in 2020, due to the increase in production cost of sales and the decrease in ounces sold, as described above.
In the first six months of 2021, depreciation, depletion and amortization increased by 7%, compared to the same period in 2020, mainly due to increases in depreciable asset bases at Bald Mountain, Round Mountain, Chirano and Tasiast, with Chirano and Tasiast being related to the reversals of property, plant and equipment impairments at the end of 2020. These increases were partially offset by a decrease at Kupol largely due to a decrease in the depreciable asset base related to the completion of mining activities at Dvoinoye and the decrease in gold equivalent ounces sold.
At June 30, 2020, the Company recorded an impairment reversal of $48.3 million entirely related to property, plant and equipment at Lobo-Marte, due to the increase in mineral reserves at Lobo-Marte. No impairment charges or reversals were recorded in the first six months of 2021.
In the first six months of 2021, operating earnings were $436.2 million compared to $513.7 million in the same period in 2020. The decrease was due to the impairment reversal recorded in the first six months of 2020, the increase in depreciation, depletion and amortization, and an increase in other operating expenses relating to the stabilization of Round Mountain’s north wall, partially offset by the increase in margins, as described above.
In the first six months of 2021, the Company recorded an income tax expense of $120.2 million compared to $147.5 million in the same period in 2020. The $120.2 million income tax expense recognized in the first six months of 2021 included $7.4 million of deferred tax recovery, compared to a deferred tax expense of $53.9 million in the first six months of 2020, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Russia. In the first six months of 2020, the Company recorded a net tax benefit of $25.4 million from the March 27, 2020 enactment of the U.S. CARES Act. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2021 and 2020 was 26.5%.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Net earnings attributable to common shareholders in the first six months of 2021 were $268.8 million, or $0.21 per share, compared to $318.4 million, or $0.25 per share, in the first six months of 2020. The decrease is a result of the decrease in operating earnings as described above, partially offset by the decrease in income tax expense.
Adjusted net earnings attributable to common shareholders were $349.3 million, or $0.28 per share, for the first six months of 2021 compared to $321.4 million, or $0.26 per share, for the same period in 2020. The increase in adjusted net earnings was primarily due to an increase in margins, partially offset by the increase in depreciation, depletion and amortization.
In the first six months of 2021, net cash flow provided from operating activities decreased to $668.0 million from $732.4 million during the same period in 2020, mainly due to the decrease in operating earnings and higher taxes paid.
Adjusted operating cash flow in the first six months of 2021 decreased to $763.4 million from $835.5 million in the same period in 2020, primarily due to an increase in current tax expense, partially offset by an increase in margins.
Capital expenditures increased to $409.6 million compared with $405.7 million in the first six months of 2020, primarily due to increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and pre-feasibility study at Udinsk and an increase in capital stripping at Tasiast, partially offset by reduced capital stripping at Bald Mountain and Round Mountain.
Free cash flow decreased to $258.4 million in the first six months of 2021, compared with $326.7 million in the same period of 2020, due to the decrease in net cash flow provided from operating activities, as described above.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2021 both increased by 3%, compared to the same period in 2020, primarily due to the decrease in gold ounces sold. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis both increased by 8%, compared to the first six months in 2020, due to an increase in non-sustaining exploration and capital expenditures, and decrease in ounces sold.

2.	IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC

Kinross’ 2020 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2020, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2020 annual MD&A.
COVID-19 Pandemic
Kinross’ ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts to our global portfolio. However, the pandemic continued to affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Kinross is seeing increased potential to return to pre-pandemic operating environments in most of its jurisdictions, in line with public health guidelines and as a result of lower COVID-19 rates.
Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2021, the average price of gold was $1,816 per ounce, with gold trading between $1,726 and $1,903 per ounce based on the London PM Fix gold price. This compares to an average of $1,711 per ounce during the second quarter of 2020, with a low of $1,577 and a high of $1,772 per ounce. During the second quarter of 2021, Kinross realized an average price of $1,814 per ounce compared to $1,712 per ounce for the same period in 2020. During the second quarter of 2021, gold prices were under pressure from rising U.S. yields, a stronger U.S. dollar and reduced safe haven demand.
For the first six months of 2021, the price of gold averaged $1,805 per ounce compared to $1,645 in the same period of 2020. In the first six months of 2021, Kinross realized an average price of $1,800 per ounce compared to an average price realized of $1,648 per ounce in the first six months of 2020.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Cost Sensitivity
The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.
The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price increases in the second quarter and first six months of 2021, compared to the second quarter and first six months of 2020, as global fuel supply and demand continued to move towards an equilibrium. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.
Currency Fluctuations
At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended June 30, 2021, the U.S. dollar, on average, was stronger relative to the Russian rouble and Ghanaian cedi and was weaker compared to the Brazilian real, Chilean peso, Mauritanian ouguiya, and Canadian dollar, compared to the same period in 2020. During the six months ended June 30, 2021, the U.S. dollar, on average, was stronger relative to the Brazilian real, Russian rouble and Ghanaian cedi and was weaker compared to the Chilean peso, Mauritanian ouguiya, and Canadian dollar, compared to the six months ended June 30, 2020. As at June 30, 2021, the U.S. dollar was stronger compared to the December 31, 2020 spot exchange rates of the Chilean peso and Ghanaian cedi and was weaker compared to the December 31, 2020 spot exchange rates of the Brazilian real, Canadian dollar, Russian rouble and Mauritanian ouguiya. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.

3.	OUTLOOK
The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 37 – 38 of this MD&A.
Unless otherwise stated, production, production cost of sales per gold equivalent ounce sold, all-in sustaining cost per gold equivalent ounce in this Outlook section include only Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs. The definitions of these non-GAAP measures are included in Section 11 of this MD&A.
Operational Outlook
The Company is on track to meet its revised 2021 production guidance of 2.1 million gold equivalent ounces (+/- 5%), which was previously disclosed on June 21, 2021. Kinross continues to expect annual production to increase to 2.7 million gold equivalent ounces (+/- 5%) in 2022 and 2.9 million gold equivalent ounces (+/- 5%) in 2023, which was initially disclosed in October 2020.
Kinross has revised its 2021 production cost of sales per gold equivalent ounce sold guidance to $830 (+/- 5%) compared with $790 (+/- 5%) previously disclosed on February 10, 2021. The change is mainly as a result of impacts from the Tasiast mill fire, increased royalty costs due to higher gold prices, and industry-wide inflationary pressures. The Company expects 2022 cost of sales to benefit from the higher production outlook, along with lower cost ounces at Tasiast and La Coipa, and will continue to monitor inflationary pressures.
The Company has also revised its 2021 all-in sustaining cost per gold equivalent ounce sold guidance to $1,110 (+/- 5%) from $1,025 (+/- 5%), mainly due to changes to production cost of sales guidance and the expected lower production for 2021.
Other operating costs are now expected to be approximately $285 million (+/- 5%) for 2021, compared with the previous guidance of approximately $150 million. The increase is mainly as a result of the impact of the Tasiast mill fire, including fixed costs incurred during the suspension of milling operations, mill re-start costs and wall instability mitigation measures at Round Mountain. Depreciation, depletion and amortization for 2021 is now forecast to be $410 per gold equivalent ounce sold (+/-5%), compared with the previous forecast of $390 per gold equivalent ounce sold (+/- 5%), primarily due to deferred production at Tasiast.
Kinross remains on track to meet its 2021 capital expenditures guidance of $900 million (+/- 5%).

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

4.	PROJECT UPDATES AND NEW DEVELOPMENTS
Tasiast 24k
The Tasiast 24k project remains on schedule to increase throughput capacity to 24,000 tonnes per day (“t/d”) by mid-2023. As previously disclosed, due to the impacts of the mill fire, the mine is now expected to reach 21,000 t/d in the first quarter of 2022. The first phase of the project is now 90% complete as only three days were lost due to the fire. Power plant construction continued to advance well and commissioning activities have commenced with the plant expected to be operational late in the fourth quarter of 2021. The thickener is also advancing well with hydro testing completed.
Chulbatkan – Udinsk
Kinross continues to advance Udinsk, the first project that is expected to be developed on the larger Chulbatkan license. The project’s pre-feasibility study (“PFS”) is on track to be completed in the fourth quarter of 2021 and is focused on fast-tracking construction. Kinross is targeting a declaration of mineral reserves at year-end following the expected completion of the PFS. Infrastructure work has also commenced, including establishing camp facilities on site. Work on a study to connect the project to the regional grid via a power line is advancing well. First production at Udinsk is anticipated to occur in 2025.
Alaska projects
During the second quarter of 2021, the Company completed a scoping study on the 70%-owned Manh Choh project in Alaska, located approximately 400 kilometres southeast of Fort Knox. With the exception of capital expenditures, the results of the scoping study are largely in line with the estimates at the time of acquisition for the synergistic, low-cost, high-margin project. The initial scoping study capital expenditure estimate is $150 million, which has increased by approximately $50 million compared with assumptions at the time of acquisition (both on a 100% basis). The increase is in part due to strategic decisions that are expected to de-risk the project and improve operational cost efficiencies, including reducing the use of contractors. A better understanding of project site conditions such as topography and environment also contributed to the capital estimate increase. Manh Choh is now proceeding to a feasibility study, which is expected to be completed by the end of 2022, with production expected to commence in 2024.
Development work on the Gil satellite pits, which are located approximately 13 kilometres east of Fort Knox, is proceeding as planned, with production expected to commence in the fourth quarter of 2021.
La Coipa Restart and Lobo-Marte
The La Coipa Restart project continues to advance well and is on budget and schedule to commence production in mid-2022, with pre-stripping progressing as planned. Fleet refurbishments are now complete, and plant refurbishments and mine road construction are both advancing well. The Company continues to study potential mine life extensions by incorporating adjacent deposits into La Coipa’s mine plan.
The Lobo-Marte feasibility study is advancing and is on schedule to be completed in the fourth quarter of 2021. Permitting work is ongoing, including environmental studies and community consultations. The Company is targeting production to commence in 2027, subject to permitting and after the completion of mining at La Coipa, with construction potentially starting in 2025. Kinross continues to believe that Lobo-Marte has the potential to be a long-life, cornerstone asset with attractive costs.
Other developments
Tasiast mill fire
Kinross continues to prioritize work to re-start the Tasiast mill after the fire on June 15, 2021. The Company has assembled a team to coordinate the mill re-start work with the 24k project to evaluate synergies.
To date, the results of the investigations and mechanical inspections related to the mill fire have been encouraging. The mill is in good working condition and has been turned during testing using the gearless motor drive. The mill shell and discharge bearing, which are also key areas in evaluating the time and cost required to re-start the mill, are also in good condition and support an expected mill re-start in the fourth quarter of 2021. Mill re-start cost estimates were lowered to up to $35 million, compared with the initial estimate of up to $50 million. A new trommel screen has been ordered and the expected delivery supports the planned timeline.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Definitive agreement with Government of Mauritania completed
On July 15, 2021, the Company signed a definitive agreement with the Government of Mauritania (the “Government”) that confirms the key terms of the agreement in principle signed on June 15, 2020.
The agreement underpins the ongoing partnership between Kinross and the Government. The Government has also expressed its full support for the Company’s efforts to re-start the Tasiast mill and is working with the Company on prioritizing efforts and processes to achieve this shared objective.
Normal course issuer bid
On July 28, 2021, Kinross received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”) program. Under the NCIB program, the Company is authorized to purchase up to 63,096,676 of its common shares (out of the 1,261,933,539 common shares outstanding as at July 27, 2021) representing 5% of the Company’s issued and outstanding common shares, during the period starting on August 3, 2021 and ending on August 2, 2022.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

5.	CONSOLIDATED RESULTS OF OPERATIONS
Operating Highlights
	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces and per ounce amounts)	2021	2020	Change	% Change(d)		2021	2020	Change	% Change(d)
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	541,954	575,846	(33,892)	(6%	)	1,105,120	1,147,620	(42,500)	(4%	)
Sold(b)	551,871	588,485	(36,614)	(6%	)	1,104,069	1,145,161	(41,092)	(4%	)

Attributable gold equivalent ounces(a)
Produced(b)	538,091	571,978	(33,887)	(6%	)	1,096,868	1,139,305	(42,437)	(4%	)
Sold(b)	547,819	584,477	(36,658)	(6%	)	1,095,903	1,137,219	(41,316)	(4%	)

Gold ounces - sold	536,681	578,300	(41,619)	(7%	)	1,073,995	1,124,267	(50,272)	(4%	)
Silver ounces - sold (000's)	1,034	1,064	(30)	(3%	)	2,051	2,067	(16)	(1%	)
Average realized gold price per ounce(c)	$1,814	$1,712	$102	6%		$1,800	$1,648	$152	9%

Financial data
Metal sales	$1,000.9	$1,007.2	$(6.3)	(1%	)	$1,987.4	$1,887.0	$100.4	5%
Production cost of sales	$460.0	$428.5	$31.5	7%		$879.9	$849.8	$30.1	4%
Depreciation, depletion and amortization	$225.8	$210.4	$15.4	7%		$432.8	$403.5	$29.3	7%
Reversal of impairment charge	$-	$48.3	$(48.3)	nm		$-	$48.3	$(48.3)	nm
Operating earnings	$193.9	$321.1	$(127.2)	(40%	)	$436.2	$513.7	$(77.5)	(15%	)
Net earnings attributable to common shareholders	$119.3	$195.7	$(76.4)	(39%	)	$268.8	$318.4	$(49.6)	(16%	)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2021 was 68.05:1 (second quarter of 2020 – 104.49:1). The ratio for the first six months of 2021 was 68.19:1 (first six months of 2020 – 98.85:1).

(c)	"Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.
(d)	"nm" means not meaningful.

Operating Earnings (Loss) by Segment
	Three months ended June 30,					Six months ended June 30,
(in millions)	2021	2020	Change	% Change(c)		2021	2020	Change	% Change(c)
Operating segments
Fort Knox	$18.0	$4.9	$13.1	nm		$35.9	$(2.5)	$38.4	nm
Round Mountain	29.0	59.0	(30.0)	(51%	)	76.3	125.7	(49.4)	(39%	)
Bald Mountain	(8.7)	10.2	(18.9)	(185%	)	(1.6)	11.6	(13.2)	(114%	)
Paracatu	96.0	105.8	(9.8)	(9%	)	199.8	171.6	28.2	16%
Kupol(a)	120.1	97.0	23.1	24%		225.0	176.1	48.9	28%
Tasiast	7.6	38.3	(30.7)	(80%	)	44.6	86.5	(41.9)	(48%	)
Chirano	(5.2)	5.2	(10.4)	nm		(6.8)	1.1	(7.9)	nm
Non-operating segment
Corporate and other(b)	(62.9)	0.7	(63.6)	nm		(137.0)	(56.4)	(80.6)	(143%	)
Total	$193.9	$321.1	$(127.2)	(40%	)	$436.2	$513.7	$(77.5)	(15%	)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines. Mining activities at Dvoinoye were completed in the fourth quarter of 2020.
(b)
"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).

(c)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Mining Operations
Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change(c)		2021	2020	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	9,560	6,116	3,444	56%		17,734	12,910	4,824	37%
Tonnes processed (000's)(a)	9,803	6,831	2,972	44%		18,950	14,385	4,565	32%
Grade (grams/tonne)(b)	0.70	0.73	(0.03)	(4%	)	0.64	0.67	(0.03)	(4%	)
Recovery(b)	80.7%	82.9%	(2.2% )	(3%	)	80.5%	81.7%	(1.2% )	(1%	)
Gold equivalent ounces:
Produced	63,302	56,031	7,271	13%		119,117	107,697	11,420	11%
Sold	62,163	56,465	5,698	10%		117,724	107,233	10,491	10%

Financial Data (in millions)
Metal sales	$113.0	$97.0	$16.0	16%		$211.5	$177.3	$34.2	19%
Production cost of sales	67.7	66.1	1.6	2%		125.4	130.7	(5.3)	(4%	)
Depreciation, depletion and amortization	26.7	23.3	3.4	15%		49.2	46.1	3.1	7%
	18.6	7.6	11.0	145%		36.9	0.5	36.4	nm
Other operating expense	0.2	0.8	(0.6)	(75%	)	0.5	1.1	(0.6)	(55%	)
Exploration and business development	0.4	1.9	(1.5)	(79%	)	0.5	1.9	(1.4)	(74%	)
Segment operating earnings (loss)	$18.0	$4.9	$13.1	nm		$35.9	$(2.5)	$38.4	nm

(a)
Includes 7,864,000 and 15,259,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2021, respectively (second quarter and first six months of 2020 – 4,783,000 and 10,477,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.22 and 0.21 grams per tonne during the second quarter and first six months of 2021, respectively (second quarter and first six months of 2020 – both 0.23 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Second quarter 2021 vs. Second quarter 2020
Tonnes of ore mined increased by 56% in the second quarter of 2021 largely due to planned mine sequencing. During the second quarter of 2021, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 8 East and Phase 9. Tonnes of ore processed increased by 44%, compared to the second quarter of 2020, due to the increase in tonnes of ore mined and placed on the heap leach pads, partially offset by lower mill throughput. Mill grades decreased by 4% due to mine sequencing. Gold equivalent ounces produced and sold increased by 13% and 10%, respectively, compared to the second quarter of 2020, largely due to the increase in ounces recovered from the Barnes Creek heap leach pad, partially offset by a decrease in grades.
During the second quarter of 2021, metal sales increased by 16%, compared to the same period in 2020, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 2% compared to the second quarter of 2020, due to the increase in gold equivalent ounces sold. During the second quarter of 2021, depreciation, depletion, and amortization increased by 15% compared to the same period in 2020, due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.
First six months of 2021 vs. First six months of 2020
In the first six months of 2021, tonnes of ore mined increased by 37%, compared to the same period in 2020, largely due to planned mine sequencing. During the first six months, mining activities were focused on mining a higher proportion of leachable ore from Phase 8 East and Phase 9. Tonnes of ore processed increased by 32%, compared to the first six months of 2020, primarily due to the increase in tonnes of ore mined and placed on the heap leach pads, partially offset by lower mill throughput. Mill grades decreased by 4% due to mine sequencing. Gold equivalent ounces produced and sold in the first six months of 2021 increased by 11% and 10%, respectively, compared to the same period in 2020, due to an increase in ounces recovered from the heap leach pads, partially offset by a decrease in grades and lower mill throughput.
Metal sales increased by 19% in the first six months of 2021, compared to the same period in 2020, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales decreased by 4% in the first six months of 2021, compared to the same period in 2020, largely due to the higher proportion of less costly ounces produced from the Barnes Creek heap leach pad, partially offset by an increase in gold equivalent ounces sold. Depreciation, depletion, and amortization increased by 7% in the first six months of 2021, compared to the same period in 2020, due to the increase in gold equivalent ounces sold and an increase in depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Round Mountain (100% ownership and operator) – USA
	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change(c)		2021	2020	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	2,551	4,431	(1,880)	(42%	)	6,394	8,131	(1,737)	(21%	)
Tonnes processed (000's)(a)	3,685	5,268	(1,583)	(30%	)	8,680	9,816	(1,136)	(12%	)
Grade (grams/tonne)(b)	0.54	0.80	(0.26)	(33%	)	0.61	0.81	(0.20)	(25%	)
Recovery(b)	76.4%	84.0%	(7.6% )	(9%	)	78.8%	83.6%	(4.8% )	(6%	)
Gold equivalent ounces:
Produced	67,928	74,351	(6,423)	(9%	)	142,214	158,816	(16,602)	(10%	)
Sold	71,935	71,087	848	1%		145,813	156,802	(10,989)	(7%	)

Financial Data (in millions)
Metal sales	$130.8	$121.9	$8.9	7%		$262.4	$257.6	$4.8	2%
Production cost of sales	60.2	51.6	8.6	17%		123.3	107.7	15.6	14%
Depreciation, depletion and amortization	17.4	10.2	7.2	71%		34.4	22.8	11.6	51%
	53.2	60.1	(6.9)	(11%	)	104.7	127.1	(22.4)	(18%	)
Other operating expense	23.2	0.6	22.6	nm		27.0	0.6	26.4	nm
Exploration and business development	1.0	0.5	0.5	100%		1.4	0.8	0.6	75%
Segment operating earnings	$29.0	$59.0	$(30.0)	(51%	)	$76.3	$125.7	$(49.4)	(39%	)

(a)
Includes 2,552,000 and 6,571,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2021, respectively (second quarter and first six months of 2020 – 4,357,000 and 7,951,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.38 and 0.43 grams per tonne during the second quarter and first six months of 2021, respectively (second quarter and first six months of 2020 – 0.36 and 0.39 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Second quarter 2021 vs. Second quarter 2020
Tonnes of ore mined decreased by 42%, compared to the second quarter of 2020. Mining activities continued to be impacted by precautionary measures taken after wall instability in the north wall of the pit was detected by the site’s comprehensive monitoring system late in the first quarter of 2021. Proactive mitigation efforts have been successful and stabilized the wall. These measures include dewatering and moving waste material at the top of the pit, which have resulted in some unplanned gold recoveries. Mining continued in other parts of the pit during the second quarter of 2021. The mine optimization program – which is evaluating further de-risking initiatives to enhance the stability of the wall and the Phase S pushback – is advancing well and is expected to be completed in second quarter of 2022.
Tonnes of ore processed decreased by 30%, compared to the second quarter of 2020, due to a decrease in tonnes of ore placed on the heap leach pads, partially offset by an increase in mill throughput. Mill grades and recovery decreased by 33% and 9%, respectively, compared to the second quarter of 2020, due to mine sequencing. Gold equivalent ounces produced decreased by 9% compared to the second quarter of 2020, due to the lower mill grade. Gold equivalent ounces sold in the second quarter of 2021 were higher than production due to timing of sales.
Metal sales increased by 7% in the second quarter of 2021 compared to the same period in 2020, due to the increases in average metal prices realized. Production cost of sales increased by 17% compared to the second quarter of 2020, primarily due to higher operating waste mined, and increases in production taxes and gold equivalent ounces sold. Depreciation, depletion and amortization increased by 71% in the second quarter of 2021 compared to the same period in 2020, due to an increase in the depreciable asset base, largely related to the completion of Phase W construction. In the second quarter of 2021, other operating expense included $23.1 million of costs associated with stabilizing the north wall.
First six months of 2021 vs. First six months of 2020
In the first six months of 2021, tonnes of ore mined decreased by 21%, compared to the same period in 2020. As mentioned above, mining activities were impacted by precautionary measures taken after wall instability in the north wall of the pit was detected by the site’s comprehensive monitoring system late in the first quarter of 2021. The site deferred mining in the area, which delayed access to Phase W ore and affected production in the first six months of 2021. Tonnes of ore processed decreased by 12%, compared to the first six months of 2020, due to a decrease in tonnes placed on the heap leach pads, partially offset by an increase in mill throughput. Mill grades decreased by 25% compared to the first six months of 2020, due to mine sequencing. In the first six months of 2021, gold equivalent ounces produced and sold decreased by 10% and 7%, respectively, compared to the same period in 2020, primarily due to

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

lower mill grade and the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in the first six months of 2021 were higher than production due to timing of sales.
Metal sales increased by 2% in the first six months of 2021 compared to same period in 2020 due to the increase in average metal prices realized, partially offset by lower gold equivalent ounces sold. Production cost of sales increased by 14% in the first six months of 2021 compared to same period 2020, largely due to higher operating waste mined, and increases in royalties and production taxes, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 51% mainly due to an increase in the depreciable asset base, largely related to the completion of Phase W construction, partially offset by the decrease in gold equivalent ounces sold. In the first six months of 2021, other operating expense included $26.6 million of costs associated with stabilizing the north wall.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Bald Mountain (100% ownership and operator) – USA

	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change		2021	2020	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)	5,875	4,051	1,824	45%		7,900	7,305	595	8%
Tonnes processed (000's)	5,875	4,051	1,824	45%		7,900	7,305	595	8%
Grade (grams/tonne)	0.57	0.53	0.04	8%		0.54	0.54	-	-
Gold equivalent ounces:
Produced	36,887	48,368	(11,481)	(24%	)	88,295	90,456	(2,161)	(2%	)
Sold	41,383	49,594	(8,211)	(17%	)	89,633	91,970	(2,337)	(3%	)

Financial Data (in millions)
Metal sales	$75.0	$84.7	$(9.7)	(11%	)	$160.8	$151.6	$9.2	6%
Production cost of sales	41.6	42.7	(1.1)	(3%	)	78.6	78.4	0.2	0%
Depreciation, depletion and amortization	39.1	30.2	8.9	29%		79.3	56.9	22.4	39%
	(5.7)	11.8	(17.5)	(148%	)	2.9	16.3	(13.4)	(82%	)
Other operating expense	0.9	0.8	0.1	13%		1.2	3.4	(2.2)	(65%	)
Exploration and business development	2.1	0.8	1.3	163%		3.3	1.3	2.0	154%
Segment operating (loss) earnings	$(8.7)	$10.2	$(18.9)	(185%	)	$(1.6)	$11.6	$(13.2)	(114%	)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2021 vs. Second quarter 2020
In the second quarter of 2021, tonnes of ore mined and processed each increased by 45%, and grades increased by 8%, compared to the second quarter of 2020, due to planned mine sequencing, as mining activities were focused in the South Area. Gold equivalent ounces produced and sold decreased by 24% and 17%, respectively, compared to the second quarter of 2020, largely due to the timing of ounces recovered from the heap leach pads as the operation mined through carbonaceous material in the Vantage pit at the beginning of the second quarter of 2021. Gold equivalent ounces sold in the second quarter of 2021 were higher than production due to timing of sales.
In the second quarter of 2021, metal sales decreased by 11% compared to the same period in 2020, due to lower gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 3% compared to the second quarter of 2020, due to the lower gold equivalent ounces sold, partially offset by higher operating waste mined and an increase in reagent costs. Depreciation, depletion and amortization increased by 29% compared to the second quarter of 2020, primarily due to an increase in the depreciable asset base, partially offset by the decrease in gold equivalent ounces sold.
First six months of 2021 vs. First six months of 2020
In the first six months of 2021, tonnes of ore mined and processed each increased by 8%, compared to the same period in 2020, due to planned mine sequencing. Gold equivalent ounces produced and sold decreased by 2% and 3% in the first six months of 2021, respectively, compared to the same period in 2020, due to the timing of ounces recovered from the heap leach pads as the operation mined through carbonaceous material in the Vantage area at the beginning of the second quarter of 2021. Gold equivalent ounces sold in the first six months of 2021 were higher than production due to timing of sales.
In the first six months of 2021, metal sales increased by 6% compared to the same period in 2020, due to the increase in average metal prices realized, partially offset by lower gold equivalent ounces sold. Production cost of sales in the first six months of 2021 was comparable to the same period in 2020. Depreciation, depletion and amortization increased by 39% compared to the first six months of 2020, due to the increase in the depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Paracatu (100% ownership and operator) – Brazil

	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change(a)		2021	2020	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	12,624	15,223	(2,599)	(17%	)	25,236	27,573	(2,337)	(8%	)
Tonnes processed (000's)	14,138	14,703	(565)	(4%	)	29,510	27,927	1,583	6%
Grade (grams/tonne)	0.37	0.40	(0.03)	(8%	)	0.38	0.39	(0.01)	(3%	)
Recovery	76.3%	74.4%	1.9%	3%		75.7%	74.6%	1.1%	1%
Gold equivalent ounces:
Produced	150,919	138,851	12,068	9%		277,466	263,217	14,249	5%
Sold	143,474	140,646	2,828	2%		270,285	261,843	8,442	3%

Financial Data (in millions)
Metal sales	$260.0	$240.8	$19.2	8%		$485.8	$432.6	$53.2	12%
Production cost of sales	108.7	83.6	25.1	30%		191.5	171.1	20.4	12%
Depreciation, depletion and amortization	50.7	45.2	5.5	12%		88.4	82.9	5.5	7%
	100.6	112.0	(11.4)	(10%	)	205.9	178.6	27.3	15%
Other operating expense	4.3	6.2	(1.9)	(31%	)	5.7	7.0	(1.3)	(19%	)
Exploration and business development	0.3	-	0.3	nm		0.4	-	0.4	nm
Segment operating earnings	$96.0	$105.8	$(9.8)	(9%	)	$199.8	$171.6	$28.2	16%

(a)	"nm" means not meaningful.
Second quarter 2021 vs. Second quarter 2020
Tonnes of ore mined decreased by 17% compared to the second quarter of 2020, largely due to planned mine sequencing. Tonnes of ore processed decreased by 4% compared to the second quarter of 2020, as a result of lower availability of Plant 2. Grade decreased by 8% compared to the second quarter of 2020, due to planned mine sequencing. In the second quarter of 2021, gold equivalent ounces produced and sold increased by 9% and 2%, respectively, compared to the same period in 2020, primarily due to the timing of ounces processed through the mill and higher recoveries, partially offset by the lower mill throughput and grades.

Metal sales increased by 8% compared to the second quarter of 2020, due to the increase in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 30% compared to the same period in 2020, largely due to increases in gold equivalent ounces sold and operating waste mined, as well as increases in maintenance and power costs, and inflationary pressures on consumables and labour. Depreciation, depletion and amortization increased by 12% compared to the second quarter of 2020 due to increases in gold equivalent ounces sold and depreciable asset base.
First six months of 2021 vs. First six months of 2020
In the first six months of 2021, tonnes of ore mined decreased by 8% compared to the same period in 2020, largely due to planned mine sequencing. Tonnes of ore processed increased by 6% compared to the same period in 2020, mainly due an increase in mill availability. Grades decreased by 3% in the first six months of 2021, compared to the same period in 2020, largely due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 5% and 3%, respectively, compared to the first six months of 2020, largely due to higher mill throughput and recoveries, and the timing of ounces processed through the mill, partially offset by the decrease in grades.
Metal sales for the first six months of 2021 increased by 12% compared to the same period in 2020, due to increases in average metal prices realized and gold equivalent ounces sold. In the first six months of 2021, production cost of sales increased by 12%, compared to the same period in 2020, largely due to increases in gold equivalent ounces sold and operating waste mined, as well as increases in maintenance and power costs, and inflationary pressures on consumables and labour, partially offset by favourable foreign exchange movements. Depreciation, depletion and amortization increased by 7% in the first six months of 2021, compared to the same period in 2020, due to increases in gold equivalent ounces sold and depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Kupol (100% ownership and operator) – Russian Federation(a)
	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change(d)		2021	2020	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(b)	319	386	(67)	(17%	)	631	886	(255)	(29%	)
Tonnes processed (000's)	424	416	8	2%		842	841	1	0%
Grade (grams/tonne):
Gold	8.43	9.73	(1.30)	(13%	)	8.57	9.22	(0.65)	(7%	)
Silver	77.19	70.36	6.83	10%		73.60	66.49	7.11	11%
Recovery:
Gold	95.1%	95.2%	(0.1% )	(0%	)	94.6%	94.9%	(0.3% )	(0%	)
Silver	85.1%	86.1%	(1.0% )	(1%	)	83.9%	85.2%	(1.3% )	(2%	)
Gold equivalent ounces:(c)
Produced	121,855	130,983	(9,128)	(7%	)	244,107	251,868	(7,761)	(3%	)
Sold	121,124	130,771	(9,647)	(7%	)	243,277	252,795	(9,518)	(4%	)
Silver ounces:
Produced (000's)	825	766	59	8%		1,590	1,488	102	7%
Sold (000's)	764	764	-	0%		1,527	1,499	28	2%

Financial Data (in millions)
Metal sales	$219.5	$223.7	$(4.2)	(2%	)	$437.3	$416.4	$20.9	5%
Production cost of sales	74.5	79.3	(4.8)	(6%	)	149.2	156.2	(7.0)	(4%	)
Depreciation, depletion and amortization	16.9	31.1	(14.2)	(46%	)	35.1	65.5	(30.4)	(46%	)
	128.1	113.3	14.8	13%		253.0	194.7	58.3	30%
Other operating expense	4.0	15.1	(11.1)	(74%	)	21.8	15.3	6.5	42%
Exploration and business development	4.0	1.2	2.8	nm		6.2	3.3	2.9	88%
Segment operating earnings	$120.1	$97.0	$23.1	24%		$225.0	$176.1	$48.9	28%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(b)
Tonnes of ore mined relates entirely to the Kupol mine during the second quarter and first six months of 2021 (second quarter and first six months of 2020 included 80,000 and 236,000 tonnes of ore mined from Dvoinoye, respectively).

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2021 was 68.05:1 (second quarter of 2020 – 104.49:1). The ratio for the first six months of 2021 was 68.19:1 (first six months of 2020 – 98.85:1).

(d)	“nm” means not meaningful.

Second quarter 2021 vs. Second quarter 2020
Tonnes of ore mined decreased by 17% compared to the second quarter of 2020, largely due to the completion of mining activities at Dvoinoye in November 2020. Mill grades decreased by 13%, compared to the second quarter of 2020, consistent with the mine plan. Gold equivalent ounces produced and sold each decreased by 7%, mainly due to lower grades, partially offset by higher mill throughput.
During the second quarter of 2021, metal sales decreased by 2% compared to the same period in 2020, due to the decrease in gold equivalent ounces sold, largely offset by the increase in average metal prices realized. Production cost of sales decreased by 6% compared to the second quarter of 2020, due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 46% compared to the second quarter of 2020, largely due to a decrease in the depreciable asset base related to the completion of mining activities at Dvoinoye and the decrease in gold equivalent ounces sold.
First six months of 2021 vs. First six months of 2020
Tonnes of ore mined in the first six months of 2021 decreased by 29%, compared to same period in 2020, largely due to the completion of mining activities at Dvoinoye in November 2020. Mill grades decreased by 7%, compared to the first six months of 2020, consistent with the mine plan. Gold equivalent ounces produced and sold decreased by 3% and 4%, respectively, mainly due to lower grades.
Metal sales for the first six months of 2021 increased by 5%, compared to the same period in 2020, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. In the first six months of 2021, production cost of sales decreased by 4%, primarily due to the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 46% compared to the second quarter of 2020, largely due to a decrease in the depreciable asset base related to the completion of mining activities at Dvoinoye and the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Tasiast (100% ownership and operator) – Mauritania
	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change		2021	2020	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	818	1,134	(316)	(28%	)	1,661	2,294	(633)	(28%	)
Tonnes processed (000's)	1,161	1,168	(7)	(1%	)	2,665	2,635	30	1%
Grade (grams/tonne)	1.67	2.40	(0.73)	(30%	)	1.77	2.35	(0.58)	(25%	)
Recovery	95.1%	94.2%	0.9%	1%		95.3%	94.6%	0.7%	1%
Gold equivalent ounces:
Produced	62,438	88,579	(26,141)	(30%	)	151,402	192,416	(41,014)	(21%	)
Sold	70,695	98,679	(27,984)	(28%	)	154,365	192,629	(38,264)	(20%	)

Financial Data (in millions)
Metal sales	$128.0	$168.6	$(40.6)	(24%	)	$279.4	$317.3	$(37.9)	(12%	)
Production cost of sales	53.2	57.8	(4.6)	(8%	)	104.5	109.7	(5.2)	(5%	)
Depreciation, depletion and amortization	54.2	54.8	(0.6)	(1%	)	102.5	95.1	7.4	8%
	20.6	56.0	(35.4)	(63%	)	72.4	112.5	(40.1)	(36%	)
Other operating expense	12.4	17.4	(5.0)	(29%	)	26.7	25.3	1.4	6%
Exploration and business development	0.6	0.3	0.3	100%		1.1	0.7	0.4	57%
Segment operating earnings	$7.6	$38.3	$(30.7)	(80%	)	$44.6	$86.5	$(41.9)	(48%	)

Second quarter 2021 vs. Second quarter 2020
Tonnes of ore mined decreased by 28% compared to the second quarter of 2020, mainly due to mine sequencing involving the completion of mining in West Branch 3 in the first quarter of 2021. Tonnes of ore processed in the second quarter of 2021 was comparable to the same period in 2020. Processing activities in the second half of June were impacted by the suspension of milling operations due to the mill fire on June 15, 2021. Mill grades decreased by 30% in the second quarter of 2021 compared to the same period in 2020, mainly due to mine sequencing involving a higher portion of ore milled from stockpile ore. In the second quarter of 2021, gold equivalent ounces produced and sold decreased by 30% and 28%, respectively, compared to the same period in 2020, largely due to the decrease in grades. Gold equivalent ounces sold in the second quarter of 2021 were higher than production due to timing of sales.

In the second quarter of 2021, metal sales decreased by 24% compared to the second quarter of 2020, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 8% in the second quarter of 2021 compared to the second quarter of 2020, primarily due to decreases in gold equivalent ounces sold, operating waste mined and fuel costs, partially offset by increases in contractor and maintenance costs, and royalty expense.
First six months of 2021 vs. First six months of 2020
Tonnes of ore mined in the first six months of 2021 decreased by 28% compared to the first six months of 2020, primarily due to mine sequencing involving the completion of mining in West Branch 3 in the first quarter of 2021. Tonnes of ore processed in the first six months of 2021 were comparable to the same period in 2020. As mentioned above, processing activities were impacted by the suspension of milling operations due to the mill fire on June 15, 2021. Mill grades in the first six months of 2021 decreased by 25%, compared to the same period in 2020, mainly due to mine sequencing involving a higher portion of ore milled from stockpile ore. Gold equivalent ounces produced and sold decreased by 21% and 20%, respectively, compared to the first six months of 2020, primarily due to lower mill grades. Gold equivalent ounces sold in the first six months of 2021 were higher than production due to timing of sales.
Metal sales in the first six months of 2021 decreased by 12%, compared to the first six months of 2020, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices. In the first six months of 2021, production cost of sales decreased by 5%, compared to the same period in 2020, primarily due to decreases in gold equivalent ounces sold, operating waste mined and fuel costs, partially offset by increases in contractor and maintenance costs, and royalty expense. Depreciation, depletion and amortization increased by 8%, compared to the first six months of 2020, primarily due to an increase in the depreciable asset base, largely related to the reversal of property, plant and equipment impairment at the end of 2020, partially offset by the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Chirano (90% ownership and operator) – Ghana(a)
	Three months ended June 30,					Six months ended June 30,
	2021	2020	Change	% Change(b)		2021	2020	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	933	679	254	37%		1,668	1,369	299	22%
Tonnes processed (000's)	862	786	76	10%		1,683	1,659	24	1%
Grade (grams/tonne)	1.54	1.85	(0.31)	(17%	)	1.67	1.79	(0.12)	(7%	)
Recovery	87.5%	87.8%	(0.3% )	(0%	)	87.8%	87.9%	(0.1% )	(0%	)
Gold equivalent ounces:
Produced	38,625	38,683	(58)	(0%	)	82,519	83,150	(631)	(1%	)
Sold	40,517	40,084	433	1%		81,661	79,419	2,242	3%

Financial Data (in millions)
Metal sales	$73.5	$68.5	$5.0	7%		$147.8	$130.1	$17.7	14%
Production cost of sales	53.7	46.6	7.1	15%		106.5	94.4	12.1	13%
Depreciation, depletion and amortization	19.0	13.1	5.9	45%		40.2	29.0	11.2	39%
	0.8	8.8	(8.0)	(91%	)	1.1	6.7	(5.6)	(84%	)
Other operating expense	2.0	0.5	1.5	nm		2.0	0.7	1.3	186%
Exploration and business development	4.0	3.1	0.9	29%		5.9	4.9	1.0	20%
Segment operating (loss) earnings	$(5.2)	$5.2	$(10.4)	nm		$(6.8)	$1.1	$(7.9)	nm

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.
Second quarter 2021 vs. Second quarter 2020
In the second quarter of 2021, tonnes of ore mined increased by 37%, compared to the second quarter of 2020, primarily due to a higher portion of ore mined from the Akoti Main and Mamnao open pits compared to underground deposits. Tonnes of ore processed increased by 10% compared to the second quarter of 2020, largely due to an increase in mill availability in the second quarter of 2021 compared to the same period last year. Mill grade decreased by 17% in the second quarter of 2021, compared to the same period in 2020, mainly due to lower grade ore mined at the underground deposits. Gold equivalent ounces produced decreased slightly, compared to the second quarter of 2020, primarily due to the decrease in grades, largely offset by the increase in mill throughput and timing of ounces processed through the mill. Gold equivalent ounces sold in the second quarter of 2021 were higher than production due to timing of sales.
Metal sales increased by 7%, compared to the second quarter of 2020, due to increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 15% in the second quarter of 2021, largely due to increases in contractor and energy costs. Depreciation, depletion and amortization increased by 45%, compared to the second quarter of 2020, primarily due to the increase in depreciable asset base, largely related to the reversal of property, plant and equipment impairment at the end of 2020, partially offset by the increase in mineral reserves.
First six months of 2021 vs. First six months of 2020
Tonnes of ore mined in the first six months of 2021 increased by 22%, compared to the same period in 2020, primarily due to more ore mined from the Akoti Main open pit, largely offset by lower ore tonnes mined from Paboase and Akwaaba underground deposits. Mill grades decreased by 7% compared to the first six months of 2020, mainly due to lower grade ore mined at the underground deposits. Gold equivalent ounces produced decreased slightly, compared to the second quarter of 2020, primarily due to the decrease in grades, largely offset by the increase in mill throughput and timing of ounces processed through the mill. Gold equivalent ounces sold in the first six months of 2021 increased by 3% compared to the same period in 2020 due to timing of sales.
In the first six months of 2021, metal sales increased by 14%, compared to the same period in 2020, due to increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 13% compared to the first six months of 2020, mainly due to increases in contractor, energy and maintenance costs. Depreciation, depletion and amortization increased by 39%, compared to the first six months of 2020, primarily due to the increase in depreciable asset base, largely related to the reversal of property, plant and equipment impairment at the end of 2020, partially offset by the increase in mineral reserves.
As previously reported, Kinross’ operating subsidiary Chirano Gold Mines Ltd. (“CGML”), was audited by Ghana’s Ministry of Lands and Natural Resources and the Ghana Mineral Commission pursuant to a country-wide audit of mining activities, including historical mineral sales, exports and related taxes. In connection with this process, CGML received an audit report and provided a comprehensive

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

response clarifying various issues addressed in the report. Following ongoing communications among the parties respecting the audit, the Government of Ghana appointed an ombudsman who has provided an independent assessment of the issues addressed in the report. CGML continues to exchange information with the relevant agencies and is fully cooperating with the Government of Ghana in connection with this ongoing process.

Maricunga (100% ownership and operator) – Chile
As a result of the suspension of mining and crushing activities at Maricunga in the fourth quarter of 2019, no ore was mined and processed in both the second quarters of 2021 and 2020.
In the second quarter of 2021, gold equivalent ounces sold of 580 decreased by 50% compared to gold equivalent ounces sold of 1,159 for the second quarter of 2020. No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $1.1 million and $(2.4) million, respectively, for the second quarter of 2021, compared to $2.0 million and $(2.8) million, respectively, for the second quarter of 2020.
In the first six months of 2021, gold equivalent ounces sold of 1,311 decreased by 47% compared to gold equivalent ounces sold of 2,470 for the first six months of 2020. Metal sales and operating losses were $2.4 million and $(5.8) million, respectively, for the first six months of 2021, compared to $4.1 million and $(6.0) million, respectively, for the first six months of 2020.
Reversal of Impairment Charge

	Three months ended June 30,				Six months ended June 30,
(in millions)	2021	2020	Change	% Change(a)	2021	2020	Change	% Change(a)
Property, plant and equipment	$-	$(48.3)	$48.3	nm	$-	$(48.3)	$48.3	nm

(a)	"nm" means not meaningful.
At June 30, 2020, the Company recorded a partial reversal of previously recorded impairment charges at Lobo-Marte of $48.3 million entirely related to property, plant and equipment. There was no tax impact. No impairment charges or reversals were recorded in the second quarter or the first six months of 2021.
Exploration and Business Development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2021	2020	Change	% Change	2021	2020	Change	% Change
Exploration and business development	$34.0	$17.9	$16.1	90%	$59.4	$37.0	$22.4	61%

Of the total exploration and business development expense in the second quarter of 2021, expenditures on exploration totaled $28.6 million compared to $12.8 million in the second quarter of 2020. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $19.1 million for the second quarter of 2021 compared to $7.2 million for the second quarter of 2020.
Kinross was active on 8 mine sites, near-mine and greenfield initiatives in the second quarter of 2021, with a total of 63,385 metres drilled. In the second quarter of 2020, Kinross was active on 7 mine sites, near-mine and greenfield initiatives, with a total of 33,398 metres drilled.
Of the total exploration and business development expense in the first six months of 2021, expenditures on exploration totaled $46.7 million compared to $22.5 million during the same period in 2020. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $31.8 million for the first six months of 2021 compared to $10.2 million for the first six months of 2020.
Kinross was active on 9 mine sites, near-mine and greenfield initiatives in the first six months of 2021, with a total of 96,583 metres drilled. In the first six months of 2020, Kinross was active on 12 mine sites, near-mine and greenfield initiatives, with a total of 74,205 metres drilled.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

General and Administrative
	Three months ended June 30,				Six months ended June 30,
(in millions)	2021	2020	Change	% Change	2021	2020	Change	% Change
General and administrative	$31.4	$24.7	$6.7	27%	$65.4	$56.5	$8.9	16%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.
Other Income (Expense) – Net

	Three months ended June 30,					Six months ended June 30,
(in millions)	2021	2020	Change	% Change(a)		2021	2020	Change	% Change(a)
Net (losses) gains on dispositions of assets	$(7.9)	$(0.8)	$(7.1)	nm		$(8.1)	$0.3	$(8.4)	nm
Foreign exchange (losses) gains - net	(11.5)	9.7	(21.2)	nm		(7.6)	7.4	(15.0)	nm
Net non-hedge derivative gains (losses)	1.0	(3.4)	4.4	129%		(0.5)	(4.2)	3.7	88%
Other - net	3.5	3.7	(0.2)	(5%	)	3.6	5.1	(1.5)	(29%	)
Other income (expense) - net	$(14.9)	$9.2	$(24.1)	nm		$(12.6)	$8.6	$(21.2)	nm

(a)	"nm" means not meaningful.
Other income (expense) - net changed from income of $9.2 million in the second quarter of 2020 to an expense of $14.9 million in the second quarter of 2021 and changed from income of $8.6 million in the first six months of 2020 to an expense of $12.6 million in the first six months of 2021, primarily due to foreign exchange losses as a result of the appreciation of various foreign currencies and their resulting impact on foreign denominated expenditures.
Finance Expense
	Three months ended June 30,					Six months ended June 30,
(in millions)	2021	2020	Change	% Change		2021	2020	Change	% Change
Accretion of reclamation and remediation obligations	$3.5	$5.7	$(2.2)	(39%	)	$7.1	$11.5	$(4.4)	(38%	)
Interest expense, including accretion of debt and lease liabilities	16.5	27.1	(10.6)	(39%	)	32.2	47.0	(14.8)	(31%	)
Finance expense	$20.0	$32.8	$(12.8)	(39%	)	$39.3	$58.5	$(19.2)	(33%	)

Interest expense in the second quarter of 2021 decreased to $16.5 million, compared to $27.1 million in the same period in 2020, due to the drawdown of the revolving credit facility in March 2020, with its full repayment by September 2020, and reduced interest resulting from the repayment of senior notes on June 1, 2021. Interest capitalized in the second quarter of 2021 was $14.1 million compared to $12.9 million in the second quarter of 2020.

Interest expense in the first six months of 2021 decreased to $32.2 million, compared to $47.0 million in the same period in 2020, due to the drawdown on the revolving credit facility in March 2020, with its full repayment by September 2020, and reduced interest resulting from the repayment of senior notes on June 1, 2021. Interest capitalized in the first six months of 2021 was $30.0 million compared with $21.7 million in the same period in 2020.
Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.
The Company recorded an income tax expense of $42.3 million in the second quarter of 2021, compared to $102.5 million in the second quarter of 2020. The $42.3 million income tax expense included $14.8 million of deferred tax recovery, compared to a deferred tax expense of $27.6 million in the second quarter of 2020, resulting from the net foreign currency translation of tax deductions of the Company’s operations in Brazil and Russia. In the second quarter of 2020 the Company recorded a net tax benefit of $5.0 million related to the U.S. CARES Act. In addition, tax expense decreased in the second quarter of 2021 compared to the second quarter of 2020, due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2021 and 2020 was 26.5%.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.
In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with International Financial Reporting Standards (“IFRS”).
Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES
The following table summarizes Kinross’ cash flow activity:
	Three months ended June 30,					Six months ended June 30,
(in millions)	2021	2020	Change	% Change(a)		2021	2020	Change	% Change
Cash Flow:
Provided from operating activities	$388.2	$432.8	$(44.6)	(10%	)	$668.0	$732.4	$(64.4)	(9%	)
Used in investing activities	(226.8)	(243.0)	16.2	7%		(595.6)	(582.6)	(13.0)	(2%	)
(Used in) provided from financing activities	(544.9)	193.8	(738.7)	nm		(609.3)	806.9	(1,416.2)	(176%	)
Effect of exchange rate changes on cash and cash equivalents	3.0	4.9	(1.9)	(39%	)	1.6	(4.7)	6.3	134%
(Decrease) increase in cash and cash equivalents	(380.5)	388.5	(769.0)	nm		(535.3)	952.0	(1,487.3)	(156%	)
Cash and cash equivalents, beginning of period	1,056.1	1,138.6	(82.5)	(7%	)	1,210.9	575.1	635.8	111%
Cash and cash equivalents, end of period	$675.6	$1,527.1	$(851.5)	(56%	)	$675.6	$1,527.1	$(851.5)	(56%	)

(a)	“nm" means not meaningful.

During the second quarter of 2021, cash and cash equivalent balances decreased by $380.5 million compared to an increase of $388.5 million in the second quarter of 2020. Cash and cash equivalents decreased by $535.3 million in the first six months of 2021 compared to an increase of $952.0 million in the first six months of 2020. Detailed discussions regarding cash flow movements are noted below.
Operating Activities
Second quarter 2021 vs. Second quarter 2020
Net cash flow provided from operating activities decreased by $44.6 million compared to the second quarter of 2020, mainly due to the decrease in operating earnings, partially offset by lower taxes paid.
First six months of 2021 vs. First six months of 2020
In the first six months of 2021, net cash flow provided from operating activities decreased by $64.4 million compared to the same period in 2020, mainly due to the decrease in operating earnings and higher taxes paid.
Investing Activities
Second quarter 2021 vs. Second quarter 2020
Net cash flow used in investing activities was $226.8 million in the second quarter of 2021 compared to $243.0 million in the second quarter of 2020.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

In the second quarter of 2021, cash was primarily used for capital expenditures of $205.4 million. The primary uses of cash in the second quarter of 2020 were for capital expenditures of $214.3 million and an increase in restricted cash of $24.9 million, primarily related to funds restricted for payments related to the Tasiast loan. Interest paid capitalized to property, plant and equipment was $7.8 million in the second quarter of 2021 compared to $3.8 million in the same period in 2020.
First six months of 2021 vs. First six months of 2020
Net cash flow used in investing activities was $595.6 million in the first six months of 2021 compared to $582.6 million in the first six months of 2020.
In the first six months of 2021, the primary uses of cash were for capital expenditures of $409.6 million, as well as the final installment of $141.5 million paid for the Chulbatkan license. In the first six months of 2020, the primary uses of cash were for capital expenditures of $405.7 million as well as the initial $128.3 million payment for the acquisition of the Chulbatkan license. Interest paid capitalized to property, plant and equipment was $31.7 million in the first six months of 2021 compared to $26.1 million in the same period in 2020.
The following table presents a breakdown of capital expenditures(a) on a cash basis:
	Three months ended June 30,					Six months ended June 30,
(in millions)	2021	2020	Change	% Change(d)		2021	2020	Change	% Change(d)
Operating segments
Fort Knox	$18.7	$33.9	$(15.2)	(45%	)	$44.1	$53.0	$(8.9)	(17%	)
Round Mountain	20.2	36.9	(16.7)	(45%	)	51.5	78.7	(27.2)	(35%	)
Bald Mountain	5.2	29.6	(24.4)	(82%	)	14.1	61.1	(47.0)	(77%	)
Paracatu	27.5	49.1	(21.6)	(44%	)	48.3	63.5	(15.2)	(24%	)
Kupol(b)	5.5	5.9	(0.4)	(7%	)	12.3	11.5	0.8	7%
Tasiast	70.2	40.6	29.6	73%		138.8	109.8	29.0	26%
Chirano	12.8	5.8	7.0	121%		22.9	10.9	12.0	111%
Non-operating segment
Corporate and other(c)	45.3	12.5	32.8	nm		77.6	17.2	60.4	nm
Total	$205.4	$214.3	$(8.9)	(4%	)	$409.6	$405.7	$3.9	1%

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.
(b)
Includes $nil and $1.1 million of capital expenditures at Dvoinoye during the second quarter and first six months of 2021, respectively (second quarter and first six months of 2020 - $0.4 million and $1.1 million, respectively).

(c)	“Corporate and other” includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh and Maricunga).
(d)	“nm” means not meaningful.
In the second quarter of 2021, capital expenditures decreased by $8.9 million, compared to the same period in 2020, mainly due to reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox and additional mining equipment purchased at Paracatu in the second quarter of 2020. These reductions were partially offset by an increase in capital stripping at Tasiast and increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility study at Udinsk.

In the first six months of 2021, capital expenditures increased by $3.9 million compared to the same period in 2020. This increase was a result of the increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility study at Udinsk and an increase in capital stripping at Tasiast. These increases were partially offset by reduced capital stripping at Bald Mountain and Round Mountain.

Financing Activities
Second quarter 2021 vs. Second quarter 2020
Net cash flow used in financing activities was $544.9 million in the second quarter of 2021 compared with net cash flow provided from financing activities of $193.8 million in the second quarter of 2020.
In the second quarter of 2021, net cash flow used in financing activities included the $500.0 million repayment of senior notes on June 1, 2021 and dividends paid to common shareholders of $37.9 million. In the second quarter of 2020, net cash flow provided from financing activities included the $200.0 million drawdown on the Tasiast loan. No dividends were paid in the second quarter of 2020.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

First six months of 2021 vs. First six months of 2020
Net cash flow used in financing activities was $609.3 million in the first six months of 2021 compared with net cash flow provided from financing activities of $806.9 million in the first six months of 2020.
In the first six months of 2021, net cash flow used in financing activities included the $500.0 million repayment of senior notes on June 1, 2021, dividends paid to common shareholders of $75.7 million and interest paid of $26.9 million. In the first six months of 2020, financing cash flows included a net drawdown of $650 million from the revolving credit facility and $200.0 million drawn from the $300.0 million Tasiast loan. The net drawdown from the revolving credit facility reflected repayment of $100.0 million during the first quarter of 2020 and a subsequent drawdown of $750.0 million in the second quarter as a precautionary measure in the early days of the COVID-19 pandemic.
Balance Sheets
	As at,
	June 30,	December 31,
(in millions)	2021	2020
Cash and cash equivalents	$675.6	$1,210.9
Current assets	$2,021.7	$2,449.7
Total assets	$10,462.9	$10,933.2
Current liabilities, including current portion of long-term debt	$661.1	$1,348.4
Total long-term financial liabilities(a)	$2,305.8	$2,331.6
Total debt and credit facilities, including current portion	$1,427.4	$1,923.9
Total liabilities	$3,575.3	$4,270.2
Common shareholders' equity	$6,819.8	$6,596.5
Non-controlling interests	$67.8	$66.5
Statistics
Working capital(b)	$1,360.6	$1,101.3
Working capital ratio(c)	3.06:1	1.82:1
(a)	Includes long-term debt and credit facilities, provisions, and long-term lease liabilities.
(b)	Calculated as current assets less current liabilities.
(c)	Calculated as current assets divided by current liabilities.
At June 30, 2021, Kinross had cash and cash equivalents of $675.6 million, a decrease of $535.3 million from the balance as at December 31, 2020, primarily due to the $500.0 million repayment of senior notes, capital expenditures of $409.6 million and the final installment of $141.5 million for the Chulbatkan license paid on January 15, 2021. These decreases were partially offset by cash flow provided from operating activities of $668.0 million. Current assets decreased by $428.0 million to $2,021.7 million mainly due to the decrease in cash and cash equivalents, partially offset by the increase in inventories. Total assets decreased by $470.3 million to $10,462.9 million mainly due to the decrease in current assets. Current liabilities decreased by $687.3 million to $661.1 million due to the $500.0 million repayment of senior notes and the final installment of $141.5 million for the Chulbatkan license. Total liabilities decreased by $694.9 million to $3,575.3 million, mainly due to the decrease in current liabilities.
As of July 27, 2021, there were 1,261.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 3.9 million share purchase options outstanding under its share option plan.
On July 28, 2021, the Board of Directors declared a dividend of $0.03 per common share payable on September 2, 2021 to shareholders of record on August 19, 2021.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Financings and Credit Facilities

Senior notes
The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million outstanding. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.
Revolving credit facility
As at June 30, 2021, the Company had utilized $7.5 million (December 31, 2020 - $7.5 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.
Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2021, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at June 30, 2021.

Effective July 23, 2021, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by approximately two years, from August 10, 2024 to July 23, 2026.

Tasiast loan
On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020. The remaining $100.0 million is available to be drawn up to March 2022.
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and the first principal repayment of $30.0 million due in June 2022.
The Company is monitoring the announced future LIBOR reference rate phase out and replacement, and will engage in discussions with the lenders of the Tasiast loan to ensure a comparable replacement pricing mechanism is agreed.
As at June 30, 2021, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.
Other
The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2021, $228.9 million (December 31, 2020 - $228.9 million) was utilized under this facility.
In addition, at June 30, 2021, the Company had $196.9 million (December 31, 2020 - $175.6 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.81%.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

As at June 30, 2021, $298.5 million (December 31, 2020 - $290.1 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
The following table outlines the credit facility utilizations and availabilities:
	As at,
	June 30,	December 31,
(in millions)	2021	2020
Utilization of revolving credit facility	$(7.5)	$(7.5)
Utilization of EDC facility	(228.9)	(228.9)
Borrowings	$(236.4)	$(236.4)

Available under revolving credit facility	$1,492.5	$1,492.5
Available under EDC credit facility	71.1	71.1
Available credit	$1,563.6	$1,563.6
Total debt of $1,427.4 million as at June 30, 2021 consists of $1,241.2 million related to the senior notes, and $186.2 million related to the Tasiast loan. The current portion of this debt relates to the first principal repayment of $30.0 million on the Tasiast loan due in June 2022.
Liquidity Outlook
As at June 30, 2021, the Company has $30.0 million in scheduled debt repayments due in the next 12 months.

We believe that the Company’s existing cash and cash equivalents balance of $675.6 million, available credit of $1,563.6 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, and lease liabilities, currently estimated for the next 12 months. The Company’s ongoing response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts. However, the pandemic continued to affect overall performance, productivity rates and costs, mainly as a result of global travel constraints and the implementation of rigorous safety protocols and measures at all mines and projects. Kinross is seeing increased potential to return to pre-pandemic operating environments in most of its jurisdictions, in line with public health guidelines and as a result of lower COVID-19 rates. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.
With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Contractual Obligations and Commitments
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at June 30, 2021 and their respective maturities:
Foreign currency	2021	2022	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$52.8	$85.2	$68.4	$27.6
Average put strike (Brazilian real)	4.38	4.75	5.13	5.55
Average call strike (Brazilian real)	5.41	6.73	7.34	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$12.6	$12.0	$-	$-
Average rate (Canadian dollar)	1.37	1.40	-	-
Russian rouble zero cost collars (in millions of U.S. dollars)	$25.8	$36.0	$20.4	$-
Average put strike (Russian rouble)	70.3	75.0	77.0	-
Average call strike (Russian rouble)	90.2	100.6	97.8	-
Energy
WTI oil swap contracts (barrels)	532,100	822,600	565,200	-
Average price	$46.68	$42.14	$39.58	$-

Subsequent to June 30, 2021, the following new derivative contracts were entered into:
•	$33.0 million Russian rouble zero cost collar contracts with an average put strike of 75.7 and an average call strike of 97.5, maturing in 2022, 2023 and 2024.
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At June 30, 2021, 4,365,000 TRS units were outstanding.
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at June 30, 2021 or December 31, 2020.
Fair value of derivative instruments
The fair values of derivative instruments are noted in the table below:

	As at,
	June 30,	December 31,
(in millions)	2021	2020
Asset (liability)
Foreign currency forward and collar contracts	$4.3	$(4.3)
Energy swap contracts	44.3	7.6
Total return swap contracts	(3.3)	(11.0)
	$45.3	$(7.7)
Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The timing of any rulings by the Supreme Court on the parties’ respective appeals remains uncertain.
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (the “Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of that work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the first quarter of 2021, the Court granted SGC summary judgment as to the claims of the individual Navajo Nation members.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah, which settlements will result in a dismissal with prejudice of all claims by these parties against SGC and Kinross. A Consent Decree approving the Utah settlement has been approved and entered by the Court and Utah has dismissed its claims against SGC and Kinross. A Consent Decree approving the settlement with New Mexico and the Navajo Nation is pending Court approval and entry after receiving no comments during the public comment period.
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ crossclaims, but has granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds.
Kettle River-Buckhorn regulatory proceedings
Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been, or will be, timely filed. Following its

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgement as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion remains pending.

Guarantor summarized financial information
The obligations of the Company under the senior notes were guaranteed at June 30, 2021 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining (Ghana) Limited, White Ice Ventures Limited and KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information.

Summarized combined statement of operations information

(in millions)	Six months ended June 30, 2021	Year ended December 31, 2020
Revenue	$1,124.1	$2,288.6
Cost of sales	773.5	1,460.8
Gross profit	350.6	827.8
Operating earnings	251.4	670.3
Net earnings before equity in the earnings (losses) of, and other gains from, non- guarantor subsidiaries	200.4	459.7
Equity in the earnings (losses) of, and other gains from, non-guarantor subsidiaries	68.4	882.7
Net earnings	268.8	1,342.4
Net earnings attributable to common shareholders	$268.8	$1,342.4

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Summarized combined balance sheet information

	As at,
	June 30,	December 31,
(in millions)	2021	2020
Current assets	$999.8	$1,135.7
Current assets – with non-guarantor subsidiaries	1,911.1	1,863.5
Non-current assets	4,049.0	4,185.5
Non-current assets – with non-guarantor subsidiaries	4,357.3	4,628.2
Current liabilities	388.3	982.8
Current liabilities – with non-guarantor subsidiaries	700.0	674.1
Non-current liabilities	2,104.4	2,118.4
Non-current liabilities – with non-guarantor subsidiaries	1,304.7	1,441.1

7.	SUMMARY OF QUARTERLY INFORMATION
	2021		2020				2019
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$1,000.9	$986.5	$1,195.1	$1,131.3	$1,007.2	$879.8	$996.2	$877.1
Net earnings attributable to common shareholders	$119.3	$149.5	$783.3	$240.7	$195.7	$122.7	$521.5	$60.9
Basic earnings per share attributable to common shareholders	$0.09	$0.12	$0.62	$0.19	$0.16	$0.10	$0.41	$0.05
Diluted earnings per share attributable to common shareholders	$0.09	$0.12	$0.62	$0.19	$0.15	$0.10	$0.41	$0.05
Net cash flow provided from operating activities	$388.2	$279.8	$681.1	$544.1	$432.8	$299.6	$408.6	$231.7
The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the second quarter of 2021, revenue decreased to $1,000.9 million on sales of 551,871 total gold equivalent ounces compared to $1,007.2 million on sales of 588,485 total gold equivalent ounces during the second quarter of 2020. The average gold price realized in the second quarter of 2021 was $1,814 per ounce compared to $1,712 per ounce in the second quarter of 2020.

Production cost of sales in the second quarter of 2021 increased by 7% compared to the second quarter of 2020, due to increases in gold equivalent ounces sold, higher operating waste mined and cost pressures at Paracatu, higher operating wasted mined and increases in production taxes and gold equivalent ounces sold at Round Mountain, and increases in contractor and energy costs at Chirano. These increases were partially offset by a decrease in gold equivalent ounces sold at Kupol, and decreases in gold equivalent ounces sold, operating waste mined and fuel costs at Tasiast.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the fourth quarter of 2020, the Company recorded net, after‐tax, impairment reversals of $564.5 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte, and net, after-tax, impairment charges of $32.5 million relating to certain supplies inventories at Kupol and Tasiast. In the second quarter of 2020, the Company recorded an impairment reversal of $48.3 million related to property, plant and equipment at Lobo-Marte. In the fourth quarter of 2019, the Company recorded net, after‐tax, impairment reversals of $293.6 million related to impairment reversals of property, plant and equipment at Paracatu and Tasiast.

Net cash flow provided from operating activities decreased to $388.2 million in the second quarter of 2021 from $432.8 million in the second quarter of 2020, primarily due to the decrease in operating earnings, partially offset by lower taxes paid.
On September 30, 2020, the Company acquired a 70% interest in the Manh Choh project in Alaska from Royal Gold, Inc. and CORE Alaska, LLC for a total cash consideration of $93.7 million.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

On December 2, 2019, the Company entered into an agreement with Maverix Metals, Inc. (“Maverix”) to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix.
On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan license located in Khabarovsk Krai, Far East Russia, from N-Mining, for total fixed consideration of $283.0 million. On January 16, 2020, the Company closed the acquisition of this Chulbatkan license area. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. On January 15, 2021, in accordance with a further amended acquisition agreement, the Company paid the final installment of $141.5 million in cash.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
For the quarter ended June 30, 2021, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
Critical Accounting Policies and Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.
Accounting Changes
The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2020 and for additional information please refer to the Annual Information Form for the year ended December 31, 2020, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

11.	SUPPLEMENTAL INFORMATION
Reconciliation of Non-GAAP Financial Measures
The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share
Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.
The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2021	2020	2021	2020
Net earnings attributable to common shareholders - as reported	$119.3	$195.7	$268.8	$318.4
Adjusting items:
Foreign exchange losses (gains)	11.5	(9.7)	7.6	(7.4)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(14.8)	27.6	(7.4)	53.9
Taxes in respect of prior periods	5.6	9.1	23.7	6.1
COVID-19 costs(a)	7.4	22.7	19.2	23.5
Round Mountain pit wall stabilization costs	23.1	-	26.6	-
Tasiast mill fire related costs	12.1	-	12.1	-
Reversal of impairment charge(b)	-	(48.3)	-	(48.3)
U.S. CARES Act net benefit	-	(5.0)	-	(25.4)
Tasiast strike costs	-	6.0	-	6.0
Other	(1.2)	1.1	10.5	0.1
Tax effects of the above adjustments	(6.5)	(5.2)	(11.8)	(5.5)
	37.2	(1.7)	80.5	3.0
Adjusted net earnings attributable to common shareholders	$156.5	$194.0	$349.3	$321.4
Weighted average number of common shares outstanding - Basic	1,261.3	1,257.6	1,260.2	1,256.1
Adjusted net earnings per share	$0.12	$0.15	$0.28	$0.26

(a)	Includes COVID-19 related labour, health and safety, donations and other support program costs.
(b)
During the three and six months ended June 30, 2020, the Company recognized a non-cash reversal of impairment charge of $48.3 million related to property, plant and equipment at Lobo-Marte. There was no tax impact of this impairment reversal.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Free Cash Flow
Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2021	2020	2021	2020
Net cash flow provided from operating activities - as reported	$388.2	$432.8	$668.0	$732.4
Less: Additions to property, plant and equipment	(205.4)	(214.3)	(409.6)	(405.7)
Free cash flow	$182.8	$218.5	$258.4	$326.7

Adjusted Operating Cash Flow
Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.
The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2021	2020	2021	2020
Net cash flow provided from operating activities - as reported	$388.2	$432.8	$668.0	$732.4
Adjusting items:
Working capital changes:
Accounts receivable and other assets	19.2	49.1	24.3	127.7
Inventories	8.0	(31.6)	7.7	(39.3)
Accounts payable and other liabilities, including income taxes paid	(51.6)	(33.4)	63.4	14.7
	(24.4)	(15.9)	95.4	103.1
Adjusted operating cash flow	$363.8	$416.9	$763.4	$835.5

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold
Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.
Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.
Management uses these measures to monitor and evaluate the performance of its operating properties.
The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$460.0	$428.5	$879.9	$849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Attributable(b) production cost of sales	$454.6	$423.8	$869.2	$840.4
Gold equivalent ounces sold	551,871	588,485	1,104,069	1,145,161
Less: portion attributable to Chirano non-controlling interest(j)	(4,052)	(4,008)	(8,166)	(7,942)
Attributable(b) gold equivalent ounces sold	547,819	584,477	1,095,903	1,137,219
Consolidated production cost of sales per equivalent ounce sold	$834	$728	$797	$742
Attributable(b) production cost of sales per equivalent ounce sold	$830	$725	$793	$739
See page 36 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis
Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.
The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$460.0	$428.5	$879.9	$849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Less: attributable(b) silver revenue(c)	(27.4)	(17.5)	(53.6)	(33.9)
Attributable(b) production cost of sales net of silver by-product revenue	$427.2	$406.3	$815.6	$806.5
Gold ounces sold	536,681	578,300	1,073,995	1,124,267
Less: portion attributable to Chirano non-controlling interest(j)	(4,045)	(4,001)	(8,152)	(7,925)
Attributable(b) gold ounces sold	532,636	574,299	1,065,843	1,116,342
Attributable(b) production cost of sales per ounce sold on a by-product basis	$802	$707	$765	$722
See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis
In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$460.0	$428.5	$879.9	$849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Less: attributable(b) silver revenue(c)	(27.4)	(17.5)	(53.6)	(33.9)
Attributable(b) production cost of sales net of silver by-product revenue	$427.2	$406.3	$815.6	$806.5
Adjusting items on an attributable(b) basis:
General and administrative(d)	31.4	24.7	65.4	56.5
Other operating expense - sustaining(e)	3.5	1.2	6.1	5.6
Reclamation and remediation - sustaining(f)	10.1	12.4	21.0	25.9
Exploration and business development - sustaining(g)	9.1	10.4	18.7	22.3
Additions to property, plant and equipment - sustaining(h)	69.2	97.9	124.5	164.3
Lease payments - sustaining(i)	7.9	4.5	15.4	8.8
All-in Sustaining Cost on a by-product basis - attributable(b)	$558.4	$557.4	$1,066.7	$1,089.9
Other operating expense - non-sustaining(e)	9.3	12.3	19.3	23.2
Reclamation and remediation - non-sustaining(f)	0.8	1.2	1.7	2.5
Exploration - non-sustaining(g)	24.0	7.2	39.6	14.2
Additions to property, plant and equipment - non-sustaining(h)	133.7	115.2	280.7	238.1
Lease payments - non-sustaining(i)	0.1	0.3	0.2	0.7
All-in Cost on a by-product basis - attributable(b)	$726.3	$693.6	$1,408.2	$1,368.6
Gold ounces sold	536,681	578,300	1,073,995	1,124,267
Less: portion attributable to Chirano non-controlling interest(j)	(4,045)	(4,001)	(8,152)	(7,925)
Attributable(b) gold ounces sold	532,636	574,299	1,065,843	1,116,342
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$1,048	$971	$1,001	$976
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,364	$1,208	$1,321	$1,226
See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.
Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$460.0	$428.5	$879.9	$849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Attributable(b) production cost of sales	$454.6	$423.8	$869.2	$840.4
Adjusting items on an attributable(b) basis:
General and administrative (d)	31.4	24.7	65.4	56.5
Other operating expense - sustaining(e)	3.5	1.2	6.1	5.6
Reclamation and remediation - sustaining(f)	10.1	12.4	21.0	25.9
Exploration and business development - sustaining(g)	9.1	10.4	18.7	22.3
Additions to property, plant and equipment - sustaining(h)	69.2	97.9	124.5	164.3
Lease payments - sustaining(i)	7.9	4.5	15.4	8.8
All-in Sustaining Cost - attributable(b)	$585.8	$574.9	$1,120.3	$1,123.8
Other operating expense - non-sustaining(e)	9.3	12.3	19.3	23.2
Reclamation and remediation - non-sustaining(f)	0.8	1.2	1.7	2.5
Exploration - non-sustaining(g)	24.0	7.2	39.6	14.2
Additions to property, plant and equipment - non-sustaining(h)	133.7	115.2	280.7	238.1
Lease payments - non-sustaining(i)	0.1	0.3	0.2	0.7
All-in Cost - attributable(b)	$753.7	$711.1	$1,461.8	$1,402.5
Gold equivalent ounces sold	551,871	588,485	1,104,069	1,145,161
Less: portion attributable to Chirano non-controlling interest(j)	(4,052)	(4,008)	(8,166)	(7,942)
Attributable(b) gold equivalent ounces sold	547,819	584,477	1,095,903	1,137,219
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,069	$984	$1,022	$988
Attributable(b) all-in cost per equivalent ounce sold	$1,376	$1,217	$1,334	$1,233
See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)
“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa. Non-sustaining capital expenditures during the three and six months ended June 30, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox.

(i)
“Lease payments – sustaining” represents the majority of lease payments (as reported on the interim condensed consolidated statements of cash flows) and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)
“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Impact of Key Economic Trends and the COVID-10 Pandemic”, “Outlook”, “Project Updates and New Developments”, “Consolidated Results of Operations”, and “Liquidity Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “believe”, “estimates”, “expects”, “explore”, “future”,  “guidance”, “on budget”, “on schedule”, “on track”, “opportunity”, “optimize”, “plan”, “potential”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Manh Choh feasibility studies and Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (22) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (23) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations; (24) the estimated cost and projected timing of repairing and re-starting the Tasiast SAG mill being consistent with the Company’s current expectations; (25) the Company’s estimates regarding the timing of completion of the 21k and 24k projects; and (26) the estimated duration of the suspension of the Tasiast SAG mill being consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken,

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021

by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per equivalent ounce sold1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per equivalent ounce sold.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per equivalent ounce sold.
A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.
A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2021	2020

Assets
Current assets
Cash and cash equivalents	Note 5	$675.6	$1,210.9
Restricted cash	Note 5	12.0	13.7
Accounts receivable and other assets	Note 5	166.8	122.3
Current income tax recoverable		16.5	29.9
Inventories	Note 5	1,150.8	1,072.9
		2,021.7	2,449.7
Non-current assets
Property, plant and equipment	Note 5	7,590.8	7,653.5
Goodwill		158.8	158.8
Long-term investments	Note 5	107.0	113.0
Investment in joint venture		18.2	18.3
Other long-term assets	Note 5	561.4	537.2
Deferred tax assets		5.0	2.7
Total assets		$10,462.9	$10,933.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$469.4	$479.2
Current income tax payable		64.4	114.5
Current portion of long-term debt and credit facilities	Note 8	30.0	499.7
Current portion of provisions	Note 9	65.3	63.8
Other current liabilities	Note 5	32.0	49.7
Deferred payment obligation	Note 4	-	141.5
		661.1	1,348.4
Non-current liabilities
Long-term debt and credit facilities	Note 8	1,397.4	1,424.2
Provisions	Note 9	865.0	861.1
Long-term lease liabilities		43.4	46.3
Other long-term liabilities		123.0	102.4
Deferred tax liabilities		485.4	487.8
Total liabilities		$3,575.3	$4,270.2

Equity
Common shareholders' equity
Common share capital	Note 10	$4,490.5	$4,473.7
Contributed surplus		10,697.2	10,709.0
Accumulated deficit		(8,369.4)	(8,562.5)
Accumulated other comprehensive income (loss)	Note 5	1.5	(23.7)
Total common shareholders' equity		6,819.8	6,596.5
Non-controlling interests		67.8	66.5
Total equity		$6,887.6	$6,663.0
Commitments and contingencies	Note 14
Subsequent events	Note 8 and 10
Total liabilities and equity		$10,462.9	$10,933.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,261,933,539	1,258,320,461

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2021	2020	2021	2020

Revenue
Metal sales		$1,000.9	$1,007.2	$1,987.4	$1,887.0

Cost of sales
Production cost of sales		460.0	428.5	879.9	849.8
Depreciation, depletion and amortization		225.8	210.4	432.8	403.5
Reversal of impairment charge	Note 6	-	(48.3)	-	(48.3)
Total cost of sales		685.8	590.6	1,312.7	1,205.0
Gross profit		315.1	416.6	674.7	682.0
Other operating expense		55.8	52.9	113.7	74.8
Exploration and business development		34.0	17.9	59.4	37.0
General and administrative		31.4	24.7	65.4	56.5
Operating earnings		193.9	321.1	436.2	513.7
Other (expense) income - net	Note 5	(14.9)	9.2	(12.6)	8.6
Finance income		1.7	1.0	3.5	3.0
Finance expense	Note 5	(20.0)	(32.8)	(39.3)	(58.5)
Earnings before tax		160.7	298.5	387.8	466.8
Income tax expense - net		(42.3)	(102.5)	(120.2)	(147.5)
Net earnings		$118.4	$196.0	$267.6	$319.3
Net earnings (loss) attributable to:
Non-controlling interests		$(0.9)	$0.3	$(1.2)	$0.9
Common shareholders		$119.3	$195.7	$268.8	$318.4

Earnings per share attributable to common shareholders
Basic		$0.09	$0.16	$0.21	$0.25
Diluted		$0.09	$0.15	$0.21	$0.25

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,261.3	1,257.6	1,260.2	1,256.1
Diluted		1,270.1	1,268.5	1,269.2	1,266.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2021	2020	2021	2020

Net earnings		$118.4	$196.0	$267.6	$319.3

Other comprehensive income (loss), net of tax:	Note 5
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a)		5.1	43.5	(8.6)	(9.4)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)		27.6	15.8	38.0	(42.9)
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c)		(3.2)	10.0	(4.2)	13.3
		29.5	69.3	25.2	(39.0)
Total comprehensive income		$147.9	$265.3	$292.8	$280.3

Attributable to non-controlling interests		$(0.9)	$0.3	$(1.2)	$0.9
Attributable to common shareholders		$148.8	$265.0	$294.0	$279.4

(a) Net of tax expense of $nil, 3 months; $nil, 6 months (2020 - $nil, 3 months; $nil, 6 months).
(b) Net of tax expense (recovery) of $10.7 million, 3 months; $13.0 million, 6 months (2020 - $0.6 million, 3 months; $(15.6) million, 6 months).
(c) Net of tax (recovery) expense of $(0.8) million, 3 months; $(0.9) million, 6 months (2020 - $2.8 million, 3 months; $3.9 million, 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2021	2020	2021	2020
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$118.4	$196.0	$267.6	$319.3
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		225.8	210.4	432.8	403.5
Reversal of impairment charge	Note 6	-	(48.3)	-	(48.3)
Share-based compensation expense		2.2	2.8	6.0	7.3
Finance expense		20.0	32.8	39.3	58.5
Deferred tax (recovery) expense		(17.9)	44.1	(16.8)	112.5
Foreign exchange losses (gains) and other		15.3	(20.9)	34.5	(17.3)
Changes in operating assets and liabilities:
Accounts receivable and other assets		(19.2)	(49.1)	(24.3)	(127.7)
Inventories		(8.0)	31.6	(7.7)	39.3
Accounts payable and accrued liabilities		93.8	96.4	103.9	112.2
Cash flow provided from operating activities		430.4	495.8	835.3	859.3
Income taxes paid		(42.2)	(63.0)	(167.3)	(126.9)
Net cash flow provided from operating activities		388.2	432.8	668.0	732.4
Investing:
Additions to property, plant and equipment		(205.4)	(214.3)	(409.6)	(405.7)
Interest paid capitalized to property, plant and equipment	Note 8	(7.8)	(3.8)	(31.7)	(26.1)
Acquisitions	Note 4	-	-	(141.5)	(128.3)
Net additions to long-term investments and other assets		(13.8)	(1.4)	(16.5)	(3.3)
Net proceeds from the sale of property, plant and equipment		0.2	0.7	0.6	2.2
(Increase) decrease in restricted cash - net		(0.7)	(24.9)	1.7	(23.1)
Interest received and other - net		0.7	0.7	1.4	1.7
Net cash flow used in investing activities		(226.8)	(243.0)	(595.6)	(582.6)
Financing:
Proceeds from drawdown of debt		-	200.0	-	950.0
Repayment of debt	Note 8	(500.0)	-	(500.0)	(100.0)
Interest paid	Note 8	(3.3)	(3.4)	(26.9)	(29.0)
Payment of lease liabilities		(8.0)	(4.8)	(15.6)	(9.5)
Dividends paid to common shareholders	Note 10	(37.9)	-	(75.7)	-
Other - net		4.3	2.0	8.9	(4.6)
Net cash flow (used in) provided from financing activities		(544.9)	193.8	(609.3)	806.9
Effect of exchange rate changes on cash and cash equivalents		3.0	4.9	1.6	(4.7)
(Decrease) increase in cash and cash equivalents		(380.5)	388.5	(535.3)	952.0
Cash and cash equivalents, beginning of period		1,056.1	1,138.6	1,210.9	575.1
Cash and cash equivalents, end of period		$675.6	$1,527.1	$675.6	$1,527.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2021	2020	2021	2020

Common share capital
Balance at the beginning of the period		$4,486.2	$14,941.5	$4,473.7	$14,926.2
Transfer to contributed surplus on reduction of stated capital	Note 10	-	(10,473.4)	-	(10,473.4)
Transfer from contributed surplus on exercise of restricted shares		0.4	0.6	7.8	7.7
Options exercised, including cash		3.9	3.3	9.0	11.5
Balance at the end of the period		$4,490.5	$4,472.0	$4,490.5	$4,472.0

Contributed surplus
Balance at the beginning of the period		$10,697.1	$230.4	$10,709.0	$242.1
Transfer from common share capital on reduction of stated capital	Note 10	-	10,473.4	-	10,473.4
Share-based compensation		2.2	2.8	6.0	7.3
Transfer of fair value of exercised options and restricted shares		(2.1)	(2.3)	(17.8)	(18.5)
Balance at the end of the period		$10,697.2	$10,704.3	$10,697.2	$10,704.3

Accumulated deficit
Balance at the beginning of the period		$(8,450.8)	$(9,706.7)	$(8,562.5)	$(9,829.4)
Dividends paid	Note 10	(37.9)	-	(75.7)	-
Net earnings attributable to common shareholders		119.3	195.7	268.8	318.4
Balance at the end of the period		$(8,369.4)	$(9,511.0)	$(8,369.4)	$(9,511.0)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$(28.0)	$(128.7)	$(23.7)	$(20.4)
Other comprehensive income (loss), net of tax		29.5	69.3	25.2	(39.0)
Balance at the end of the period		$1.5	$(59.4)	$1.5	$(59.4)
Total accumulated deficit and accumulated other comprehensive loss		$(8,367.9)	$(9,570.4)	$(8,367.9)	$(9,570.4)

Total common shareholders' equity		$6,819.8	$5,605.9	$6,819.8	$5,605.9

Non-controlling interests
Balance at the beginning of the period		$67.1	$14.7	$66.5	$14.1
Net (loss) earnings attributable to non-controlling interests		(0.9)	0.3	(1.2)	0.9
Funding from non-controlling interest		1.6	-	2.5	-
Balance at the end of the period		$67.8	$15.0	$67.8	$15.0

Total equity		$6,887.6	$5,620.9	$6,887.6	$5,620.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2021 were authorized for issue in accordance with a resolution of the board of directors on July 28, 2021.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2020.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2020 prepared in accordance with IFRS as issued by the International Accounting Standards Board.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

4.	ACQUISITIONS

i.	Acquisition of Chulbatkan license

On January 16, 2020, the Company closed the acquisition of the Chulbatkan license and paid the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million. On January 15, 2021, the remaining $141.5 million was paid in cash, settling the related deferred payment obligation.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	June 30,	December 31,
	2021	2020
Cash on hand and balances with banks	$456.4	$562.0
Short-term deposits	219.2	648.9
	$675.6	$1,210.9

ii.	Restricted cash:

	June 30,	December 31,
	2021	2020
Restricted cash(a)	$12.0	$13.7

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

iii.	Accounts receivable and other assets:

	June 30,	December 31,
	2021	2020
Trade receivables	$3.6	$8.1
Prepaid expenses	15.2	21.6
VAT receivable	41.5	46.6
Deposits	68.7	28.9
Unrealized fair value of derivative assets(a)	27.6	6.5
Other	10.2	10.6
	$166.8	$122.3

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative assets.

iv.	Inventories:

	June 30,	December 31,
	2021	2020
Ore in stockpiles(a)	$247.0	$277.4
Ore on leach pads(b)	641.6	498.8
In-process	100.1	108.0
Finished metal	57.1	50.3
Materials and supplies	422.1	448.2
	1,467.9	1,382.7
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(317.1)	(309.8)
	$1,150.8	$1,072.9

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 5vii.
(b)
Ore on leach pads relates to the Company's Tasiast, Bald Mountain, Round Mountain and Fort Knox mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2023, Round Mountain in 2026 and Fort Knox in 2028. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 5vii.

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2021	$10,190.0	$10,136.2	$465.3	$20,791.5
Additions	224.1	220.1	18.4	462.6
Capitalized interest	16.1	11.7	2.2	30.0
Disposals	(22.4)	-	-	(22.4)
Other	2.0	(0.5)	-	1.5
Balance at June 30, 2021	10,409.8	10,367.5	485.9	21,263.2

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2021	$(6,471.3)	$(6,666.7)	$-	$(13,138.0)
Depreciation, depletion and amortization	(288.4)	(259.2)	-	(547.6)
Disposals	13.6	-	-	13.6
Other	2.0	(2.4)	-	(0.4)
Balance at June 30, 2021	(6,744.1)	(6,928.3)	-	(13,672.4)

Net book value	$3,665.7	$3,439.2	$485.9	$7,590.8

Amount included above as at June 30, 2021:
Assets under construction	$447.4	$279.7	$37.5	$764.6
Assets not being depreciated(d)	$680.2	$611.3	$485.9	$1,777.4

(a)
Additions includes $6.7 million of right-of-use assets for lease arrangements entered into during the six months ended June 30, 2021. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $15.6 million during the six months ended June 30, 2021. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $67.3 million as at June 30, 2021.

(b)	At June 30, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa and Lobo-Marte.
(c)	At June 30, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.
(d)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties	Total
Cost
Balance at January 1, 2020	$9,715.0	$9,540.6	$13.4	$19,269.0
Additions	535.5	539.9	15.5	1,090.9
Acquisitions(c)	8.2	15.4	441.8	465.4
Capitalized interest	22.8	25.5	0.8	49.1
Disposals	(82.9)	-	(0.1)	(83.0)
Other	(8.6)	14.8	(6.1)	0.1
Balance at December 31, 2020	10,190.0	10,136.2	465.3	20,791.5

Accumulated depreciation, depletion, amortization and reversal of impairment charges
Balance at January 1, 2020	$(6,114.1)	$(6,814.9)	$-	$(12,929.0)
Depreciation, depletion and amortization	(589.9)	(380.3)	-	(970.2)
Reversals of impairment charges(d)	160.5	528.5	-	689.0
Disposals	73.8	-	-	73.8
Other	(1.6)	-	-	(1.6)
Balance at December 31, 2020	(6,471.3)	(6,666.7)	-	(13,138.0)

Net book value	$3,718.7	$3,469.5	$465.3	$7,653.5

Amount included above as at December 31, 2020:
Assets under construction	$540.8	$189.1	$19.1	$749.0
Assets not being depreciated(e)	$769.9	$607.0	$465.3	$1,842.2

(a)
Additions includes $38.2 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $16.1 million during the year ended December 31, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $76.2 million as at December 31, 2020.

(b)	At December 31, 2020, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.
(c)
During the year ended December 31, 2020, the Company acquired the Chulbatkan license area and a 70% interest in the Manh Choh project, with both respective mineral interests classified in pre-development properties.

(d)
At December 31, 2020, impairment reversals of property, plant and equipment were recorded at Tasiast, Chirano, and Lobo-Marte. At June 30, 2020, an impairment reversal was recorded at Lobo-Marte, entirely related to property, plant and equipment.

(e)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Fort Knox and La Coipa and had an annualized weighted average borrowing rate of 5.78% for the six months ended June 30, 2021 (six months ended June 30, 2020 - 5.08%).

At June 30, 2021, $557.9 million of E&E assets were included in mineral interests (December 31, 2020 - $526.1 million). During the three and six months ended June 30, 2021, the Company had no additions or transfers to capitalized development. During the six months ended June 30, 2020, the Company had additions of $278.9 million related to the purchase of the Chulbatkan development project and transferred $130.0 million and $53.4 million to development and operating properties related to La Coipa and Chirano, respectively.

During the three and six months ended June 30, 2021, $19.1 million and $31.8 million, respectively of E&E costs (three and six months ended June 30, 2020 - $7.2 million and $10.2 million, respectively) were capitalized and included in investing cash flows. During the three and six months ended June 30, 2021, $14.9 million and $24.7 million of E&E costs, respectively (three and six months ended June 30, 2020 - $2.7 million and $4.7 million, respectively), were expensed and included in operating cash flows.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
vi.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	June 30, 2021		December 31, 2020
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$72.6	$13.8	$80.9	$18.2
Investments in an accumulated loss position	34.4	(51.2)	32.1	(47.0)
Net realized gains (losses)	-	2.9	-	2.9
	$107.0	$(34.5)	$113.0	$(25.9)

(a)	See Note 5x for details of changes in fair values recognized in other comprehensive income during the six months ended June 30, 2021 and 2020.

vii.	Other long-term assets:

	June 30,	December 31,
	2021	2020
Long-term portion of ore in stockpiles and ore on leach pads(a)	$317.1	$309.8
Deferred charges, net of amortization	5.3	6.0
Long-term receivables	131.5	124.1
Advances for the purchase of capital equipment	2.8	9.1
Restricted cash(b)	25.0	25.0
Unrealized fair value of derivative assets(c)	25.3	10.5
Other	54.4	52.7
	$561.4	$537.2

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at June 30, 2021, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast, Fort Knox, and Kupol mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

(b)	See Note 8iii for details of the Tasiast loan and cash restricted for future loan payments as at June 30, 2021.
(c)	See Note 7 for details of the non-current portion of unrealized fair value of derivative assets.

viii.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2021	2020
Trade payables	$92.6	$89.1
Accrued liabilities	251.1	242.8
Employee related accrued liabilities	125.7	147.3
	$469.4	$479.2

ix.	Other current liabilities:

	June 30,	December 31,
	2021	2020
Current portion of lease liabilities	$25.1	$28.4
Current portion of unrealized fair value of derivative liabilities(a)	6.9	21.3
	$32.0	$49.7

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
x.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2019	$(26.2)	$5.8	$(20.4)
Other comprehensive income (loss) before tax	0.3	(5.7)	(5.4)
Tax	-	2.1	2.1
Balance at December 31, 2020	$(25.9)	$2.2	$(23.7)
Other comprehensive income (loss) before tax	(8.6)	45.9	37.3
Tax	-	(12.1)	(12.1)
Balance at June 30, 2021	$(34.5)	$36.0	$1.5

Interim Condensed Consolidated Statements of Operations

xi.	Other (expense) income – net:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net (losses) gains on dispositions of assets	$(7.9)	$(0.8)	$(8.1)	$0.3
Foreign exchange (losses) gains - net	(11.5)	9.7	(7.6)	7.4
Net non-hedge derivative gains (losses)	1.0	(3.4)	(0.5)	(4.2)
Other - net	3.5	3.7	3.6	5.1
	$(14.9)	$9.2	$(12.6)	$8.6

xii.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Accretion of reclamation and remediation obligations	$(3.5)	$(5.7)	$(7.1)	$(11.5)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(16.5)	(27.1)	(32.2)	(47.0)
	$(20.0)	$(32.8)	$(39.3)	$(58.5)

(a)
During the three and six months ended June 30, 2021, $14.1 million and $30.0 million, respectively, of interest was capitalized to property, plant and equipment (three and six months ended June 30, 2020 - $12.8 million and $21.7 million, respectively). See Note 5v.

(b)
During the three and six months ended June 30, 2021, accretion of lease liabilities was $1.0 million and $2.0 million, respectively (three and six months ended June 30, 2020 - $0.8 million and $1.5 million, respectively).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2021 was $11.1 million and $58.6 million, respectively (three and six months ended June 30, 2020 - $7.2 million and $55.1 million, respectively).

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	REVERSAL OF IMPAIRMENT CHARGE

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Property, plant and equipment	$-	$48.3	$-	$48.3
	$-	$48.3	$-	$48.3

At June 30, 2020, the Company identified the increase in mineral reserves at Lobo-Marte as an indication of impairment reversal and performed an impairment assessment to determine the recoverable amount of the Lobo-Marte cash generating unit. The recoverable amount was determined to be greater than the carrying amount, and as such, an impairment reversal of $48.3 million was recorded to property, plant and equipment. There was no tax impact.
No impairment charges or reversals were recorded in the second quarter or the first six months of 2021.

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2021 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$107.0	$-	$-	$107.0
Derivative contracts:
Foreign currency forward and collar contracts	-	4.3	-	4.3
Energy swap contracts	-	44.3	-	44.3
Total return swap contracts	-	(3.3)	-	(3.3)
	$107.0	$45.3	$-	$152.3

The valuation techniques that are used to measure fair value are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
The following table summarizes information about derivative contracts outstanding at June 30, 2021 and December 31, 2020:

	June 30, 2021		December 31, 2020
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward and collar contracts(a)	$4.3	$2.7	$(4.3)	$(2.5)

Commodity contracts
Energy swap contracts(b)	44.3	33.3	7.6	4.7

Other contracts
Total return swap contracts	(3.3)	-	(11.0)	-

Total all contracts	$45.3	$36.0	$(7.7)	$2.2

Unrealized fair value of derivative assets
Current	$27.6		$6.5
Non-current	25.3		10.5
	$52.9		$17.0
Unrealized fair value of derivative liabilities
Current	$(6.9)		$(21.3)
Non-current	(0.7)		(3.4)
	$(7.6)		$(24.7)
Total net fair value	$45.3		$(7.7)

(a)	Of the total amount recorded in AOCI at June 30, 2021, $(1.0) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at June 30, 2021, $17.6 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
8.	LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2021				December 31, 2020
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)

Senior notes	(i)	4.50%-6.875%	$1,248.1	$(6.9)	$1,241.2	$1,472.3	$1,739.8	$1,999.5
Revolving credit facility	(ii)	LIBOR plus 1.45%	-	-	$-	-	-	-
Tasiast loan	(iii)	LIBOR plus 4.380%	200.0	(13.8)	$186.2	200.0	184.1	200.0
Total long-term and current debt			$1,448.1	$(20.7)	$1,427.4	$1,672.3	$1,923.9	$2,199.5
Less: current portion			(30.0)	-	(30.0)	-	(499.7)	(509.3)
Long-term debt and credit facility			$1,418.1	$(20.7)	$1,397.4	$1,672.3	$1,424.2	$1,690.2

(a)   Includes transaction costs on senior notes and Tasiast loan financings.
(b)   The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7(b).

(i)	Senior notes
The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million outstanding. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.
(ii)	Revolving credit facility
As at June 30, 2021, the Company had utilized $7.5 million (December 31, 2020 - $7.5 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.
Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2021, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%
The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement at June 30, 2021.
Effective July 23, 2021, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by approximately two years from August 10, 2024 to July 23, 2026.
(iii)	Tasiast Loan
On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with the first drawdown of $200.0 million received on April 9, 2020. The remaining $100.0 million is available to be drawn up to March 2022.
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December for the term of the loan, and the first principal repayment of $30.0 million  due in June 2022.
As at June 30, 2021, the Company held $25.0 million in a separate bank account as required under the Tasiast loan agreement.  This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Note 5vii.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
(iv)	Other
The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2021, $228.9 million (December 31, 2020 - $228.9 million) was utilized under this facility.
In addition, at June 30, 2021, the Company had $196.9 million (December 31, 2020 - $175.6 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur average fees of 0.81%.
As at June 30, 2021, $298.5 million (December 31, 2020 - $290.1 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.
(v)	Changes in liabilities arising from financing activities

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2021	$1,923.9	$74.7	$33.7	$2,032.3
Changes from financing cash flows
Debt repayments	(500.0)	-	-	(500.0)
Interest paid	-	-	(26.9)	(26.9)
Payment of lease liabilities	-	(15.6)	-	(15.6)
	1,423.9	59.1	6.8	1,489.8
Other changes
Interest expense and accretion	$-	$2.0	$30.2	$32.2
Capitalized interest	-	-	30.0	30.0
Capitalized interest paid	-	-	(31.7)	(31.7)
Additions of lease liabilities	-	6.7	-	6.7
Other	3.5	0.7	(10.2)	(6.0)
	3.5	9.4	18.3	31.2
Balance as at June 30, 2021	$1,427.4	$68.5	$25.1	$1,521.0

(a)	Included in Accounts payable and accrued liabilities.

	Long-term debt and credit facilities	Lease liabilities	Accrued interest payable(a)	Total
Balance as at January 1, 2020	$1,837.4	$54.9	$33.3	$1,925.6
Changes from financing cash flows
Debt issued	950.0	-	-	950.0
Debt repayments	(850.0)	-	-	(850.0)
Interest paid	-	-	(63.1)	(63.1)
Payment of lease liabilities	-	(20.7)	-	(20.7)
	1,937.4	34.2	(29.8)	1,941.8
Other changes
Interest expense and accretion	$-	$3.0	$86.6	$89.6
Capitalized interest	-	-	49.1	49.1
Capitalized interest paid	-	-	(47.9)	(47.9)
Additions of lease liabilities	-	38.2	-	38.2
Other	(13.5)	(0.7)	(24.3)	(38.5)
	(13.5)	40.5	63.5	90.5
Balance as at December 31, 2020	$1,923.9	$74.7	$33.7	$2,032.3

(a)	Included in Accounts payable and accrued liabilities.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2021	$896.1	$28.8	$924.9
Additions	-	12.9	12.9
Reductions	-	(3.2)	(3.2)
Reclamation spending	(11.4)	-	(11.4)
Accretion	7.1	-	7.1
Balance at June 30, 2021	$891.8	$38.5	$930.3

Current portion	49.9	15.4	65.3
Non-current portion	841.9	23.1	865.0
	$891.8	$38.5	$930.3

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2021, letters of credit totaling $399.6 million (December 31, 2020 - $379.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at June 30, 2021, $297.5 million (December 31, 2020 - $289.3 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2021 and year ended December 31, 2020 is as follows:

	Six months ended June 30, 2021		Year ended December 31, 2020
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,258,320	$4,473.7	1,253,766	$14,926.2
Transfer to contributed surplus on reduction of stated capital(a)	-	-	-	(10,473.4)
Issued under share option and restricted share plans	3,614	16.8	4,554	20.9
Balance at end of period	1,261,934	$4,490.5	1,258,320	$4,473.7

Total common share capital		$4,490.5		$4,473.7

(a)	Effective as of May 6, 2020, the shareholders of the Company approved a resolution to reduce the stated capital account of the common shares, with a resulting addition to contributed surplus.

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
i.	Dividends on common shares

The following summarizes dividends declared and paid during the six months ended June 30, 2021:

		Total
	Per share	amount
Three months ended March 31, 2021	$0.03	$37.8
Three months ended June 30, 2021	0.03	37.9
Total		$75.7

There were no dividends declared but unpaid at June 30, 2021. No dividends were declared or paid during the three and six months ended June 30, 2020.

On July 28, 2021, the Board of Directors declared a dividend of $0.03 per common share payable on September 2, 2021 to shareholders of record on August 19, 2021.

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2021:

	Six months ended June 30, 2021
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2021	5,601	$4.68
Exercised	(1,617)	5.13
Forfeited	(107)	5.13
Outstanding at end of period	3,877	$4.48
Exercisable at end of period	3,375	$4.55

For the six months ended June 30, 2021, the weighted average market share price at the date of exercise was CDN$8.56.

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at June 30, 2021:

	Six months ended June 30, 2021
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2021	6,475	$5.86
Granted	2,830	8.83
Reinvested	111	6.49
Redeemed	(2,875)	5.53
Forfeited	(334)	6.98
Outstanding at end of period	6,207	$7.32

As at June 30, 2021, the Company had recognized a liability of $11.6 million (December 31, 2020 - $17.6 million) in respect of its cash-settled RSUs.

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at June 30, 2021:

	Six months ended June 30, 2021
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2021	4,459	$5.95
Granted	1,312	8.36
Reinvested	35	6.89
Redeemed	(1,738)	4.92
Forfeited	(224)	6.39
Outstanding at end of period	3,844	$7.22

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 108,083 and the weighted average fair value per unit at the date of issue was CDN$8.14 for the six months ended June 30, 2021.

There were 1,405,733 DSUs outstanding, for which the Company had recognized a liability of $8.9 million, as at June 30, 2021 (December 31, 2020 - $10.4 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2021 was $0.7 million and $1.4 million, respectively (three and six months ended June 30, 2020 - $0.6 million and $1.2 million, respectively).

12.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and six months ended June 30, 2021 was $119.3 million and $268.8 million, respectively (three and six months ended June 30, 2020 - $195.7 million and $318.4 million, respectively).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Basic weighted average shares outstanding:	1,261,293	1,257,566	1,260,247	1,256,104
Weighted average shares dilution adjustments:
Stock options(a)	2,292	3,379	2,428	3,013
Restricted share units	2,577	3,000	2,568	3,018
Restricted performance share units	3,933	4,596	3,976	4,773
Diluted weighted average shares outstanding	1,270,095	1,268,541	1,269,219	1,266,908

Weighted average shares dilution adjustments - exclusions:(b)
Stock options(a)	-	-	-	332
Restricted share units	-	-	-	-
Restricted performance share units	-	-	-	-

(a)
Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2021, the average share price used was $7.41 and $7.17, respectively (three and six months ended June 30, 2020 - $6.49 and $5.67, respectively).

(b)	These adjustments were excluded as they are anti-dilutive.

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
13.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments							Non-operating segments(a)
Three months ended June 30, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$113.0	130.8	75.0	260.0	219.5	128.0	73.5	1.1	$1,000.9
Cost of sales
Production cost of sales	67.7	60.2	41.6	108.7	74.5	53.2	53.7	0.4	460.0
Depreciation, depletion and amortization	26.7	17.4	39.1	50.7	16.9	54.2	19.0	1.8	225.8
Total cost of sales	94.4	77.6	80.7	159.4	91.4	107.4	72.7	2.2	685.8
Gross profit (loss)	$18.6	53.2	(5.7)	100.6	128.1	20.6	0.8	(1.1)	$315.1
Other operating expense	0.2	23.2	0.9	4.3	4.0	12.4	2.0	8.8	55.8
Exploration and business development	0.4	1.0	2.1	0.3	4.0	0.6	4.0	21.6	34.0
General and administrative	-	-	-	-	-	-	-	31.4	31.4
Operating earnings (loss)	$18.0	29.0	(8.7)	96.0	120.1	7.6	(5.2)	(62.9)	$193.9
Other (expense) income - net									(14.9)
Finance income									1.7
Finance expense									(20.0)
Earnings before tax									$160.7

	Operating segments							Non-operating segments(a)
Three months ended June 30, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$97.0	121.9	84.7	240.8	223.7	168.6	68.5	2.0	$1,007.2
Cost of sales
Production cost of sales	66.1	51.6	42.7	83.6	79.3	57.8	46.6	0.8	428.5
Depreciation, depletion and amortization	23.3	10.2	30.2	45.2	31.1	54.8	13.1	2.5	210.4
Reversal of impairment charge	-	-	-	-	-	-	-	(48.3)	(48.3)
Total cost of sales	89.4	61.8	72.9	128.8	110.4	112.6	59.7	(45.0)	590.6
Gross profit	$7.6	60.1	11.8	112.0	113.3	56.0	8.8	47.0	$416.6
Other operating expense	0.8	0.6	0.8	6.2	15.1	17.4	0.5	11.5	52.9
Exploration and business development	1.9	0.5	0.8	-	1.2	0.3	3.1	10.1	17.9
General and administrative	-	-	-	-	-	-	-	24.7	24.7
Operating earnings	$4.9	59.0	10.2	105.8	97.0	38.3	5.2	0.7	$321.1
Other (expense) income - net									9.2
Finance income									1.0
Finance expense									(32.8)
Earnings before tax									$298.5

	Operating segments							Non-operating segments(a)
Six months ended June 30, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$211.5	262.4	160.8	485.8	437.3	279.4	147.8	2.4	$1,987.4
Cost of sales
Production cost of sales	125.4	123.3	78.6	191.5	149.2	104.5	106.5	0.9	879.9
Depreciation, depletion and amortization	49.2	34.4	79.3	88.4	35.1	102.5	40.2	3.7	432.8
Total cost of sales	174.6	157.7	157.9	279.9	184.3	207.0	146.7	4.6	1,312.7
Gross profit (loss)	$36.9	104.7	2.9	205.9	253.0	72.4	1.1	(2.2)	$674.7
Other operating expense	0.5	27.0	1.2	5.7	21.8	26.7	2.0	28.8	113.7
Exploration and business development	0.5	1.4	3.3	0.4	6.2	1.1	5.9	40.6	59.4
General and administrative	-	-	-	-	-	-	-	65.4	65.4
Operating earnings (loss)	$35.9	76.3	(1.6)	199.8	225.0	44.6	(6.8)	(137.0)	$436.2
Other (expense) income - net									(12.6)
Finance income									3.5
Finance expense									(39.3)
Earnings before tax									$387.8

	Operating segments							Non-operating segments(a)
Six months ended June 30, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$177.3	257.6	151.6	432.6	416.4	317.3	130.1	4.1	$1,887.0
Cost of sales
Production cost of sales	130.7	107.7	78.4	171.1	156.2	109.7	94.4	1.6	849.8
Depreciation, depletion and amortization	46.1	22.8	56.9	82.9	65.5	95.1	29.0	5.2	403.5
Reversal of impairment charge	-	-	-	-	-	-	-	(48.3)	(48.3)
Total cost of sales	176.8	130.5	135.3	254.0	221.7	204.8	123.4	(41.5)	1,205.0
Gross profit	$0.5	127.1	16.3	178.6	194.7	112.5	6.7	45.6	$682.0
Other operating expense	1.1	0.6	3.4	7.0	15.3	25.3	0.7	21.4	74.8
Exploration and business development	1.9	0.8	1.3	-	3.3	0.7	4.9	24.1	37.0
General and administrative	-	-	-	-	-	-	-	56.5	56.5
Operating (loss) earnings	$(2.5)	125.7	11.6	171.6	176.1	86.5	1.1	(56.4)	$513.7
Other (expense) income - net									8.6
Finance income									3.0
Finance expense									(58.5)
Earnings before tax									$466.8

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b)	Total
Property, plant and equipment at:
June 30, 2021	$439.9	794.6	536.3	1,677.6	258.4	2,325.5	322.9	1,235.6	$7,590.8

Total assets at:
June 30, 2021	$746.9	1,040.2	823.9	1,990.0	900.1	2,731.4	423.3	1,807.1	$10,462.9

Capital expenditures for three months ended June 30, 2021(d)	$21.9	23.7	5.5	31.7	5.5	88.7	17.2	49.5	$243.7

Capital expenditures for six months ended June 30, 2021(d)	$52.9	59.6	15.1	50.3	12.3	181.7	29.4	84.6	$485.9

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b)	Total
Property, plant and equipment at:
December 31, 2020	$488.7	774.6	635.7	1,718.8	271.2	2,277.3	332.7	1,154.5	$7,653.5

Total assets at:
December 31, 2020	$719.7	1,028.0	857.1	2,226.3	896.9	2,699.8	429.8	2,075.6	$10,933.2

Capital expenditures for three months ended June 30, 2020(d)	$37.0	42.5	38.2	56.5	5.9	59.9	6.4	13.1	$259.5

Capital expenditures for six months ended June 30, 2020(d)	$57.8	90.7	77.1	66.4	11.7	152.5	11.8	18.1	$486.1

(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, Manh Choh, and Maricunga).
(c)
Corporate and other includes metal sales and operating losses of Maricunga of $1.1 million and $(2.4) million, and $2.4 million and $(5.8) million, respectively, for the three and six months ended June 30, 2021 ($2.0 million and $(2.8) million, and $4.1 million and $(6.0) million, respectively, for the three and six months ended June 30, 2020) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.

(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $68.5 million were recorded as at June 30, 2021.
Purchase commitments
At June 30, 2021, the Company had future commitments of approximately $169.3 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.
Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.
In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The timing of any rulings by the Supreme Court on the parties’ respective appeals remains uncertain.

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (the “Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of that work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.
In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act.
The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. In the first quarter of 2021, the Court granted SGC summary judgment as to the claims of the individual Navajo Nation members.
In the fourth quarter of 2020 and first quarter of 2021, SGC and Kinross reached settlements with the Navajo Nation, the State of New Mexico, and the State of Utah, which settlements will result in a dismissal with prejudice of all claims by these parties against SGC and Kinross. A Consent Decree approving the Utah settlement has been approved and entered by the Court and Utah has dismissed its claims against SGC and Kinross. A Consent Decree approving the settlement with New Mexico and the Navajo Nation is pending Court approval and entry after receiving no comments during the public comment period.

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021 and 2020
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)
In the first quarter of 2021, the Court granted SGC’s motion for summary judgment against the individual Navajo members based on a statute of repose defense. In April 2021, the Court granted Kinross Gold Corporation and Kinross Gold U.S.A., Inc.’s motion for summary judgment against the individual Navajo members based personal jurisdiction grounds and, subsequently, in July 2021 denied a motion to certify this order for interlocutory appeal. In May 2021, the Court partially granted Kinross Gold Corporation’s motion for summary judgment based on a lack of specific jurisdiction as to the United States’ crossclaims, but has granted the United States the right to file a motion asserting personal jurisdiction under alternative grounds.
Income and Other Taxes
The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

23